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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

LAUNCH MEDIA, INC.
(Name of Subject Company)

LAUNCH MEDIA, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

518567102
(CUSIP Number of Class of Securities)

David B. Goldberg
Chairman and Chief Executive Officer
Launch Media, Inc.
2700 Pennsylvania Avenue
Santa Monica, California 90404
(310) 526-4300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Henry Lesser, Esq.
Jon C. Perry, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/ /	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

    The name of the subject company is Launch Media, Inc., a Delaware corporation ("Launch" or the "Company"). The address of the principal executive office of Launch is 2700 Pennsylvania Avenue, Santa Monica, California 90404, and its telephone number is (310) 526-4300.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $.001 per share (the "Shares"). As of June 30, 2001, there were 13,531,058 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

    The filing person of this Statement is the subject company, Launch. The business address and telephone number of Launch are as set forth in Item 1 above.

    This Statement relates to the tender offer (the "Offer") by Jewel Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to purchase all outstanding Shares at a purchase price of $0.92 per Share, net to the seller in cash, without interest thereon (the "Offer Price"). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO (the "Schedule TO"), which was filed with the Securities and Exchange Commission on the date hereof.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 27, 2001 (the "Merger Agreement") by and among Yahoo!, Purchaser and Launch. It is a condition to the Offer that there be validly tendered and accepted for payment by the Purchaser that number of Shares which, together with the Shares owned by Yahoo! or the Purchaser, or any subsidiary of Yahoo!, represents a majority of the Shares (on a fully-diluted basis) (the "Minimum Condition"). In addition, the Merger Agreement provides that, among other things, as soon as practicable following consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Launch (the "Merger") with Launch continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of Launch or owned by any subsidiary of Launch or by Yahoo!, or by Purchaser or any other wholly-owned subsidiary of Yahoo!, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price. The Merger Agreement was filed with the SEC on July 2, 2001 as an exhibit to the Company's Current Report on Form 8-K/A and is incorporated herein by reference in its entirety.

    Concurrently with the execution of the Merger Agreement and as a condition and an inducement to Yahoo!'s and Purchaser's willingness to enter into the Merger Agreement, Yahoo! and the Purchaser entered into Stockholders Agreements (each a "Stockholders Agreement") with each of the current directors and executive officers of the Company and certain stockholders (each a "Signatory Stockholder") under which each Signatory Stockholder has, among other things, subject to the conditions set forth therein, (i) agreed to tender all of such Signatory Stockholder's Shares in the Offer, (ii) granted Yahoo! an option to purchase all of the Shares owned by such Signatory Stockholder at the Offer Price, (iii) agreed to vote all Shares beneficially owned by such Signatory Stockholder in favor of the Merger and the Merger Agreement and against any competitive acquisition proposal, and (iv) granted a proxy to Yahoo! with regard to such Signatory Stockholder's Shares. The forms of Stockholders Agreements were filed with the SEC on July 2, 2001 and July 12, 2001 as exhibits to the Company's Current Report on Form 8-K and the Company's Amended Current Report on Form 8-K/A, respectively, and are incorporated herein by reference in their entirety. The following table identifies each Signatory Stockholder and the number of his Shares covered by his Stockholder Agreement:

Signatory Stockholder	Shares of Common Stock
David B. Goldberg*(1)	1,000
Robert D. Roback*(1)	224,488
Warren Littlefield*(2)	20,000
Thomas C. Hoegh*(2)	2,745
Richard D. Snyder*(2)	2,740
James M. Koshland*(2)	1,000
Jeffrey M. Mickeal*(3)	58,770
Spencer A. McClung, Jr.*(3)	32,289
Avalon Technology LLC*(4)	645,436
Goran Enterprises Limited*(4)	623,561
Digital Ventures Holdings Limited*(4)	410,586
Softbank Capital Partners LP*	146,131
Softbank Capital Advisors Fund LP*	4,204
Softbank Capital LP*	143,619
The Phoenix Partners III Liquidating Trust**	627,957
The Phoenix Partners IV Limited Partnership**	211,019
The Phoenix Partners IIIB Limited Partnership**	502,367

Total Shares	3,657,912

(1)
Officer and Director

(2)
Director

(3)
Officer

(4)
Affiliate

    The stockholders indicated above with an * represented, in aggregate, 2,316,569 Shares, or 17.1%, of the Company's outstanding Shares, and each such stockholder is party to a form of Stockholders Agreement pursuant to which the option granted to Yahoo! to purchase all of the Company common stock owned by him or it may be exercised by Yahoo! immediately following the consummation of the Offer or upon termination of the Merger Agreement pursuant to Section 8.1(e), 8.1(f) or 8.1(c) of the Merger Agreement, for a period of 60 days after a termination of the Merger Agreement in accordance with such terms. The stockholders indicated above with an ** represented, in aggregate, 1,341,343 shares, or 9.9%, of the Company's outstanding Shares, and each such stockholder is party to a form of Stockholders Agreement pursuant to which the option granted to Yahoo! to purchase all of the Company's common stock owned by him or it may be exercised by Yahoo! immediately following the consummation of the Offer.

    The Schedule TO states that the principal executive offices of the Purchaser are located at c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    In considering the recommendation of the Company's Board of Directors (the "Board") with respect to the Offer and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation—Background of the Recommendation; Reasons for the Recommendation."

Allocation of Consideration among Executive Officers and Directors

    The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to such individual's Shares or options to purchase Shares. Except as set forth in the table below, no director or executive officer of the Company is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares held.

Name	Shares		Number of In-The-Money Options	Total Cash Consideration
Executive Officers:
David B. Goldberg Chairman of the Board of Directors and Chief Executive Officer	1,000		0	$920	(3)
Robert D. Roback President and Director	224,488		0	206,529	(3)
Jeffrey M. Mickeal Chief Financial Officer and Secretary	58,770		0	54,068
Spencer A. McClung, Jr. Executive Vice President, Advertising Sales and Business Development	32,289		0	29,706	(3)
R. Briggs Ferguson Executive Vice President, Product Strategy and Marketing	0		0	0
Alex X. Maghen Chief Technology Officer	0		0	0
Directors:
Thomas C. Hoegh	1,036,892	(1)	0	953,941
Richard D. Snyder	648,176	(2)	0	596,322
Warren Littlefield	20,000		0	18,400
James M. Koshland	1,000		0	920

(1)
Includes 623,561 Shares held by Goran Enterprises Limited and 410,586 Shares held by Digital Ventures Holdings Limited.

(2)
Includes 645,436 Shares held by Avalon Technology LLC.

(3)
Messrs. Goldberg, Roback and McClung are participants in the Company's 1999 Employee Stock Purchase Plan (the "ESPP"), and each has contributed approximately $723.00 (the "Contribution") to the ESPP in the current Purchase Period (as defined in the ESPP). Pursuant to the terms of the Merger Agreement, the Board will shorten the current Purchase Period as of a date prior to the acceptance for payment by Yahoo! of Shares pursuant to the Offer. At the close of such Purchase Period, each of Messrs. Goldberg, Roback and McClung may use his Contribution to purchase that number of Shares equal to the Contribution divided by the purchase price under the ESPP. The purchase price at which each Share may be acquired pursuant to the ESPP will be eighty-five percent (85%) of the lesser of (a) the fair market value of a Share on the participant's entry date of the Offering Period (as defined in the ESPP), or (b) the fair market value of a Share on the date of purchase. In addition to the above-listed Total Cash Consideration, the Company estimates that these individuals will receive the additional amount of approximately $1,200 as a result of the Shares purchased through the ESPP.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

  Agreements with Launch

    Consummation of the Offer and the Merger will have the effects summarized below on the compensation, incentive plans, agreements and arrangements in which executive officers and directors of the Company are participating.

    The Company has entered into employment agreements with certain of its executive officers. Each of these agreements is described below and is filed as an exhibit hereto and is incorporated by reference herein. With regard to the agreements described below with Mr. Mickeal, Mr. McClung and Mr. Maghen, if Purchaser does not waive the Minimum Condition and the Offer is consummated, such consummation will result in a change in control transaction under these agreements. If Purchaser waives the Minimum Condition and consummates the Offer, the Merger will also result in such a change in control under these agreements.

    David B. Goldberg, Chairman and Chief Executive Officer:  On June 27, 2001, the Company and David Goldberg entered into an Employment Agreement (the "Goldberg Employment Agreement") regarding Mr. Goldberg's continued employment after the consummation of the Offer. Pursuant to the Goldberg Employment Agreement, Mr. Goldberg's employment will be "at will" and may be terminated at any time by either Mr. Goldberg or Launch with or without cause. Mr. Goldberg will receive an initial annual salary of $200,000 and options to purchase 100,000 shares of Yahoo! common stock at an exercise price equal to the fair market value on the date of the grant. Such options will vest as to 1/4 of the shares after one year of employment and in equal monthly installment over 36 months thereafter. In addition, the Company shall make bonus payments to Mr. Goldberg in the gross aggregate amount of $435,693, payable over 8 quarters (the "Bonus Payments"). Yahoo! and Mr. Goldberg also acknowledged that Mr. Goldberg has current outstanding debt to the Company in the approximate amount of $70,000 and that if Mr. Goldberg is employed by the Company as of January 1, 2002 or is terminated without cause prior to such time, the Company will forgive all outstanding debt and will pay Mr. Goldberg an amount sufficient to cover all tax liability associated with the debt forgiveness. If Mr. Goldberg is terminated without cause or resigns with good reason (as defined therein) (i) within the first year of employment under the Goldberg Employment Agreement, Yahoo! will pay Mr. Goldberg a severance payment equal to six months base pay ($100,000) in accordance with Launch's then current payroll policy; (ii) after the first year of employment, Mr. Goldberg's noncompete obligations under the Noncompetition Agreement between Yahoo! and Mr. Goldberg (described in more detail below) will terminate; and (iii) at any time during the first two years of employment, Launch shall continue to pay the Bonus Payments. The Goldberg Employment Agreement does not become effective until closing of the Offer wherein Yahoo! purchases not less than a majority of the Company's outstanding Shares on a fully-diluted basis. A copy of the Goldberg Employment Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    Robert D. Roback, President:  On June 27, 2001, the Company and Robert Roback entered into an Employment Agreement (the "Roback Employment Agreement") regarding Mr. Roback's continued employment after the consummation of the Offer. Pursuant to the Roback Employment Agreement, Mr. Roback's employment will be "at will" and may be terminated at any time by either Mr. Roback or Launch with or without cause. Mr. Roback will receive an initial annual salary of $200,000 and options to purchase 100,000 shares of Yahoo! common stock at an exercise price equal to the fair market value on the date of the grant. Such options will vest as to 1/4 of the shares after one year of employment and in equal monthly installment over 36 months thereafter. In addition, the Company shall make bonus payments to Mr. Roback in the gross aggregate amount of $435,693, payable over 8 quarters (the

"Bonus Payments"). Yahoo! and Mr. Roback also acknowledged that Mr. Roback has current outstanding debt to the Company in the approximate amount of $70,000 and that if Mr. Roback is employed by the Company as of January 1, 2002 or is terminated without cause prior to such time, the Company will forgive all outstanding debt and will pay Mr. Roback an amount sufficient to cover all tax liability associated with the debt forgiveness. If Mr. Roback is terminated without cause or resigns with good reason (as defined therein) (i) within the first year of employment under the Roback Employment Agreement, Yahoo! will pay Mr. Roback a severance payment equal to six months base pay ($100,000) in accordance with Launch's then current payroll policy; (ii) after the first year of employment, Mr. Roback's noncompete obligations under the Noncompetition Agreement between Yahoo! and Mr. Roback (described in more detail below) will terminate; and (iii) at any time during the first two years of employment, Launch shall continue to pay the Bonus Payments. The Roback Employment Agreement does not become effective until closing of the Offer wherein Yahoo! purchases not less than a majority of the Company's outstanding Shares on a fully-diluted basis. A copy of the Roback Employment Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

    Jeffrey M. Mickeal, Chief Financial Officer:  Pursuant to the terms of an employment agreement dated April 10, 1995 (the "Mickeal Employment Agreement"), if Mr. Mickeal's employment is terminated other than for cause or within six months of a change of control transaction, he will be entitled to receive the following payments and benefits: (i) his accrued but unpaid base salary for the period ending with the date his employment is terminated; (ii) his earned but unpaid bonuses, if any, for the period ending with the date his employment is terminated; (iii) payment for accrued but unpaid vacation days; and (iv) his base salary as in effect on the date his employment is terminated for the period of time commencing on his termination date and ending on the earlier of the date five months after his termination, the date upon which Mr. Mickeal violates various confidentiality or noncompetition provisions of the employment agreement or the date of Mr. Mickeal's death. A copy of the Mickeal Employment Agreement is filed as Exhibit (e)(6) and is incorporated herein by reference in its entirety.

    Spencer A. McClung, Jr., Executive Vice President, Advertising Sales and Business Development:  Under an agreement with Mr. McClung dated June 21, 2001 (the "McClung Agreement"), upon a "change in control", the Company will (i) forgive all outstanding indebtedness owed by Mr. McClung to the Company (currently totaling approximately $425,000); (ii) pay a cash bonus of $200,000; (iii) pay the applicable withholding tax on the forgiveness of the outstanding indebtedness, together with an additional gross up payment to cover any additional tax liability arising from the forgiveness of debt and $36,000 to pay certain specified tax amounts; and (iv) if Mr. McClung has not accepted ongoing employment upon the closing of the change in control, pay a termination payment equal to four months current base salary (totaling $66,667). In the event Mr. McClung's employment is terminated other than for cause, and if Mr. McClung releases the Company of all claims, the Company will forgive all outstanding indebtedness and will make the tax payment as described above. In the event of a voluntary termination by Mr. McClung, or a termination for cause, the Company will forgive all outstanding indebtedness on the termination date, however, Mr. McClung will not be entitled to any tax payments by the Company as described above. A copy of the McClung Agreement is filed as Exhibit (e)(7) and is incorporated herein by reference in its entirety.

    Alex X. Maghen, Chief Technology Officer:  Pursuant to an offer letter with Mr. Maghen dated July 14, 2000 (the "Maghen Offer Letter"), in the event of a change in control during the first year of Mr. Maghen's employment (ending July 31, 2001) and Mr. Maghen is terminated in connection therewith, Mr. Maghen will be entitled to an amount equal to his annual base salary (totaling $320,000). A copy of the Maghen Offer Letter is filed as Exhibit (e)(8) and is incorporated herein by reference in its entirety.

  Agreements with Yahoo!

    David B. Goldberg:  In addition to the Goldberg Employment Agreement, Mr. Goldberg entered into a Noncompetition Agreement with Yahoo! (the "Goldberg Noncompetition Agreement"). Pursuant to the Goldberg Noncompetition Agreement, for the period commencing upon the satisfaction of the Minimum Condition (the "Commencement Date") and ending upon the later of (i) two years thereafter or (ii) one year after the termination of Mr. Goldberg's employment (but in no event longer than three years after the Commencement Date) (the "Restricted Period"), Mr. Goldberg agrees that he will not (x) enter into or participate in any business involved in the digital delivery of music and music-related programming or information to users (the "Business"), (y) own or participate in, act as consultant to or board member of or participate in any similar manner in any entity specified in the Goldberg Noncompetition Agreement or any business or business division devoting twenty percent or more of its resources or generating twenty percent or more of its gross revenues from a business competitive with the Business. If Mr. Goldberg is terminated without cause or resigns for good reason (i) prior to the first anniversary of the Commencement Date, then the Restricted Period shall be deemed to be six months or (ii) after the first anniversary of the Commencement Date, then there shall be no Restricted Period. A copy of the Goldberg Noncompetition Agreement is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

    Robert D. Roback:  In addition to the Roback Employment Agreement, Mr. Roback entered into a Noncompetition Agreement with Yahoo! (the "Roback Noncompetition Agreement"). Pursuant to the Roback Noncompetition Agreement, during the Restricted Period, Mr. Roback agrees that he will not (x) enter into or participate in the Business, (y) own or participate in, act as consultant to or board member of or participate in any similar manner in any entity specified in the Roback Noncompetition Agreement or any business, or business division, devoting twenty percent or more of its resources or generating twenty percent or more of its gross revenues from a business competitive with the Business. If Mr. Roback is terminated without cause or resigns for good reason (i) prior to the first anniversary of the Commencement Date, then the Restricted Period shall be deemed to be six months and (ii) after the first anniversary of the Commencement Date, then there shall be no Restricted Period. A copy of the Roback Noncompetition Agreement is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Stock Option Plans

    The Company's directors and executive officers have been granted options under the Company's stock option plans; however, the exercise price of these options is above the Offer Price. See "Allocation of Consideration among Executive Officers and Directors" above.

    Under the Merger Agreement, each of the Company's option plans and all options thereunder shall be deemed to be (i) 100% vested and immediately exercisable and (ii) cancelled prior to the Effective Time. In consideration of such cancellation, each optionee shall receive an amount equal to the product of (i) the excess of the Offer Price over the exercise price of each cancelled option and (ii) the number of Shares subject to the option. As of the Effective Time, all option plans, and all options outstanding, shall terminate and all rights thereunder shall be cancelled.

    In addition, under the Merger Agreement, the Company shall cause any of the purchase periods in progress under the 1999 Employee Stock Purchase Plan (the "ESPP") to be shortened to a date which is prior to the acceptance for payment by Yahoo! of Shares pursuant to the Offer. The ESPP shall be terminated at or prior to the Effective Time, as requested by Yahoo!.

The Merger Agreement

    A summary of certain material provisions of the Merger Agreement is included under the caption "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain

Other Agreements" in the Offer to Purchase attached as Exhibit (a)(1) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which was filed with the SEC on July 2, 2001 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

Stockholders' Agreements

    A summary of certain material provisions of the Stockholders Agreements is included under the caption "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase attached as Exhibit (a)(1) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreements, the forms of which were filed with the SEC on July 2, 2001 and July 12, 2001 as exhibits to the Company's Current Report on Form 8-K and the Company's Amended Current Report on Form 8-K/A, respectively, and are incorporated herein by reference.

Confidentiality Agreement

    A summary of certain material provisions of the Confidentiality Agreement dated April 27, 2000 between Yahoo! and the Company (the "Confidentiality Agreement") and a Side Letter to the Confidentiality Agreement dated July 2, 2001 between the Company and Yahoo!, (the "Side Letter") are included under the caption "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase attached as Exhibit (a)(1) to this Schedule and incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement and Side Letter attached as Exhibits (e)(17) and (e)(18), respectively, to this Schedule.

Indemnification; Directors and Officers' Insurance

    The Merger Agreement provides that from and after closing of the Offer wherein Yahoo! and Purchaser acquire not less than a majority of the Company's outstanding Shares on a fully-diluted basis, Yahoo! will cause the Company to fulfill and honor in all respects the Company's obligations pursuant to indemnification agreements between the Company and its directors and officers as of the Effective Time and any indemnification provisions under the Company's Certificate of Incorporation and Bylaws in effect on the date of the Merger Agreement. The Surviving Corporation's charter and bylaws will contain exculpation and indemnity provisions at least as favorable as those contained in the Company's current charter and bylaws and such rights will continue in full force and effect in accordance with their respective terms and shall not, for a period of six years, be amended, repealed or modified so as to materially and adversely affect any indemnified party unless such modification is required by law.

    The Merger Agreement provides that Yahoo! and the Surviving Corporation will maintain in effect, for a period of six years after the Effective Time, directors' and officers' liability insurance policies comparable to those applicable to the current officers and directors of the Company; provided, however, that if the aggregate annual premiums of such insurance at any time during such period exceed 150% of the annual premiums paid by the Company for such insurance coverage on the date of the Merger Agreement, then Yahoo! or the Surviving Corporation will be obligated to obtain the maximum coverage that will then be available at an annual premium equal to 150% of such rate.

    Except as described or referred to in this Item 3, Item 4—"The Solicitation or Recommendation; Discussions with Yahoo!" and Item 8—"Additional Information; Amendment to Secured Loan from Yahoo!", there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between Launch or its affiliates and either (i) Launch, its executive officers, directors or affiliates or (ii) Yahoo! or the Purchaser or any of their respective executive officers, directors or affiliates. For a complete description of the stock ownership of Launch's executive officers and directors, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management" in Annex A attached hereto.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

    At a special meeting held on June 27, 2001, the Board by unanimous vote of all directors:

  •
  approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

  •
  determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders; and

  •
  recommended that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser, and approve and adopt the Merger Agreement.

    THEREFORE, THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER, AND APPROVE AND ADOPT THE MERGER AGREEMENT.

    The Board's recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Credit Suisse First Boston Corporation ("CSFB") to the Board of Directors on June 27, 2001 to the effect that, as of such date, and based on and subject to the matters described in the opinion, the price per share of $0.92 to be received pursuant to the Offer and the Merger by Company stockholders was fair, from a financial point of view, to such stockholders on the date thereof. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by CSFB, is set forth in Annex B to this Statement.

Background of the Recommendation

  Overview of the Company's History through March 31, 2001

    Launch is a digital media company providing music and music-related content via the Internet at the Company's website and on Launch on CD-ROM. Both the website and Launch on CD-ROM are advertiser supported and include original content that takes advantage of the personal computer's interactive multimedia technology.

    The Company began operations in February 1994 under the name 2Way Media, Inc. and subsequently changed its name to Launch Media, Inc. in March 1998. As of June 30, 2001, Launch had 173 full time employees.

  The Initial Public Offering

    In April 1999, the Company effected an initial public offering ("IPO") of 3,500,000 shares of its common stock at a price of $22 per share. In May 1999, the Company issued an additional 510,000 shares of common stock in connection with the exercise by the underwriters of their over-allotment option. The net proceeds to Launch were approximately $80.9 million.

    In February 1999, Launch had entered into a note purchase agreement pursuant to which it issued convertible subordinated promissory notes in the aggregate amount of $1.5 million to Avalon Technology LLC and to Goran Enterprises Limited, each a stockholder. The outstanding principal of

$1.5 million and accrued interest under the notes automatically converted into shares of Launch common stock upon the Company's IPO.

    In addition, in connection with the IPO, the Company effected a one-for-five reverse stock split.

  Acquisitions by Launch

    In February 1999, the Company acquired all of the partnership interests of Areohvee Online Partnership, d.b.a. Musicvideos.com, a provider of music videos over the Internet. The purchase price of $9.4 million was paid in 4,377,782 shares of common stock valued at $8.9 million, a cash payment of approximately $300,000 and assumed liabilities and transaction costs of $200,000.

    In April 1999, concurrently with the IPO, the Company acquired all of the outstanding shares of SW Holdings, Inc., an entertainment information/news content provider to radio stations and Internet-based entertainment companies. SW Holdings, Inc. was subsequently renamed Launch Radio Networks, Inc. The Company paid Sony Music Entertainment, Inc., the sole stockholder of Launch Radio Networks, in 681,818 shares of the Company's common stock valued at $12 million, which common stock was valued for purposes of the acquisition at 80% of the IPO price.

    In September 1999, the Company acquired substantially all of the assets of Made In Heaven Entertainment, Inc., a company involved in the production of weekly music video shows. The purchase price of approximately $1.7 million was paid in 64,285 shares of the Company's common stock valued at $900,000 plus a cash payment of $400,000 and the assumption of liabilities and transaction costs of approximately $400,000.

    In December 1999, the Company acquired all of the outstanding shares of National Video Subscriptions, Inc., a company that maintained extensive video libraries and which produced and licensed music video programming for third parties such as retailers, restaurants, hotels, nightclubs, theme parks and airlines. The purchase price of approximately $1.4 million was paid in shares of the Company's common stock valued at $1.1 million plus a cash payment of $200,000 and the assumption of liabilities and transaction costs of approximately $100,000.

    In January 2000, the Company acquired all of the outstanding shares of Musicom, Inc., d.b.a. Tourdates.com, an online guide to local and national concert information. The purchase price of approximately $12 million was paid in 626,556 shares of the Company's common stock valued at $10.6 million plus a cash payment of $1 million and the assumption of liabilities and transaction costs of approximately $400,000.

    In August 2000, the Company purchased the entire membership interest in C.C.R.L., LLC d.b.a. The Warped Tour, a popular summer concert series featuring rock performances and extreme athletics demonstrations. The purchase price of approximately $7.8 million was paid in shares of common stock valued at approximately $5.5 million plus a cash payment of $2 million and payment of transaction costs of $250,000 plus certain earnout payments. The Company has entered into an agreement to restructure its relationship with other participants in The Warped Tour as described in Item 8—"Additional Information; Warped Tour Agreement" below.

  Results of Operations

    Launch maintains operations in four states and derives its revenues primarily from the sale of advertising and content licensing. Launch has financed its operations primarily through a public issuance of common stock, private placements of preferred stock, and to a lesser extent, from revenues generated from operations. Launch has incurred significant net losses and negative cash flows from operations since its inception.

    In the quarter ending March 31, 1999, the Company incurred net losses of approximately $4.7 million and had an accumulated deficit through such date of approximately $32.3 million.

    In the quarter ending June 30, 1999, the Company incurred net losses of approximately $8.6 million and had an accumulated deficit through such date of approximately $40.9 million.

    In the quarter ending September 30, 1999, the Company incurred net losses of approximately $9.3 million and had an accumulated deficit through such date of approximately $50.2 million.

    In the quarter ending December 31, 1999, the Company incurred net losses of approximately $14.9 million and had an accumulated deficit through such date of approximately $65.1 million.

    In the quarter ending March 31, 2000, the Company incurred net losses of approximately $11.9 million and had an accumulated deficit through such date of approximately $77 million.

    In the quarter ending June 30, 2000, the Company incurred net losses of approximately $12.2 million and had an accumulated deficit through such date of approximately $89.2 million.

    In the quarter ending September 30, 2000, the Company incurred net losses of approximately $13 million and had an accumulated deficit through such date of approximately $102.3 million.

    In the quarter ending December 31, 2000, the Company incurred net losses of approximately $13.4 million and had an accumulated deficit through such date of approximately $115.7 million. Additionally, as of December 31, 2000, the Company had cash, cash equivalents and marketable securities in the total approximate amount of $16.6 million.

    In the quarter ending March 31, 2001, the Company incurred net losses of approximately $14.1 million and had an accumulated deficit through such date of approximately $129.8 million. In addition, as of March 31, 2001, the Company had cash, cash equivalents and marketable securities in the total approximate amount of $3.6 million.

    During the second quarter of 2001, the Company initiated a plan designed to improve gross margins, decrease sales and marketing, content and product development and general and administrative expenses and position the Company to generate positive cash flow. This plan, together with the consolidation of facilities and the discontinuation of the Company's European operation, were intended to focus on growing the Company's core media brand and related revenue base and lowering operating costs.

    In light of the Company's dwindling cash position, in early 2001, the Company began actively exploring its alternatives to raise additional financing and contacted a variety of potential financing sources. In late April 2001, after an extensive search for financing from traditional financing sources, the Company commenced negotiations relating to a potential financing with an existing investor, Goran Enterprises Limited ("Goran"), an affiliate of Thomas Hoegh, a director of the Company. On May 11, 2001, after extensive negotiations, the Company executed a non-binding term sheet with Goran pursuant to which Goran would provide $5 million of financing in the form of a secured note convertible into a newly created series of preferred stock of the Company. The terms of the financing included, among other things, a liquidation preference for the preferred stock and required the Company to issue to Goran warrants to purchase common stock. While Goran was willing to provide financing to the Company on a secured, convertible basis, it did not present the Company with a proposal for a subsequent acquisition transaction.

    The terms of the financing package from Goran were such that the Board felt that it was required to explore a near-term sale of the Company which could result in greater current value to stockholders. However, due to the Company's severe cash constraints, the Company was obligated to negotiate the terms of the documentation relating to the proposed loan from Goran while the Company continued discussions with potential acquirors. Ultimately, the Company obtained financing from Yahoo! in connection with its proposed acquisition of the Company as described in greater detail below. Due to the failed negotiations with Goran, Mr. Hoegh requested, and the Board approved, reimbursement by the Company of a reasonable amount for legal fees incurred by Goran to be mutually agreed upon by the Company and Goran.

  The Record Company Litigation

    In late May, 2001, four of the five major record labels filed suit against the Company alleging, among other issues, that the Company failed to obtain appropriate licenses for the conduct of its LaunchCast service (the "Record Company Litigation"). The Company, together with certain other similarly situated companies, brought suit against the record labels. The Company has entered into a settlement agreement (the "UMG Settlement") with one of the plaintiffs, UMG Recordings, Inc. ("UMG"), as described in Item 8—"Additional Information; UMG Settlement" below.

  Discussions with Potential Acquirors

    During 2000, the Company routinely received inquiries from companies, one of which was Yahoo!, expressing interest in exploring a variety of strategic transactions, including joint ventures, strategic partnerships and outright acquisitions. On May 18, 2000, the Company engaged CSFB to act as its financial advisor. CSFB thereafter participated in a variety of discussions related to possible strategic transactions, none of which came to fruition.

    Beginning in January 2001, the Company decided to actively pursue a strategic transaction and directed CSFB to contact prospective acquirors to explore their interest in a possible transaction. Over the period of January 2001 through April 2001, ten prospective acquirors were contacted, including major media, entertainment and technology companies. Five of these parties expressed interest in exploring a possible transaction and executed non-disclosure agreements. Four of these parties conducted a substantial amount of due diligence. By the end of April 2001, all four parties had decided not to proceed with a potential transaction.

  Discussions with Yahoo!

    Yahoo! and the Company have been familiar with each other's business for several years and are parties to a Commercial License Agreement, dated April 26, 1999.

    In the spring of 2000, Yahoo! and the Company had some preliminary discussions regarding a possible acquisition of the Company. In connection with these discussions, on April 27, 2000, Yahoo! and the Company entered into the Confidentiality Agreement pursuant to which the parties agreed to keep confidential any information received in the course of discussions regarding a potential strategic relationship. These discussions were terminated by mutual agreement prior to the time any definitive proposals regarding a possible transaction were made.

    On March 22, 2001, David Mandelbrot, Vice President, Entertainment of Yahoo!, had a telephone conversation with David Goldberg, Chairman and Chief Executive Officer of the Company, to discuss the merits of a possible strategic relationship between Yahoo! and the Company.

    In mid-May, while the Company and Goran were negotiating definitive agreements relating to the financing, two companies (one of which was Yahoo!) expressed renewed interest in acquiring the Company. Each began conducting an extensive due diligence investigation.

    On May 7, 2001, Doug Feick, Vice President, Corporate Development of Yahoo!, and other representatives of Yahoo! began an initial review of the financial and business conditions of Launch.

    From May 7, 2001 through June 27, 2001, Yahoo! and its financial and legal advisors conducted due diligence on the Company.

    On May 11, 2001, Mr. Feick and Mr. Goldberg held a telephone conference call to review Yahoo!'s preliminary due diligence findings. From May 11 to May 18, 2001, Mr. Feick and Mr. Mandelbrot and other representatives of Yahoo! had several conversations with Mr. Goldberg, Jeffrey Mickeal, Chief Financial Officer of Launch, and Robert Roback, President of Launch, to conduct further due diligence of Launch's business and operations.

    The Company was facing a liquidity crisis and needed funding by the end of the third week of May, 2001. As a result, each potential aquiror was informed that prior to that time, they would need to provide the Company with either a binding acquisition proposal or a proposal for a bridge loan which would carry the Company through the negotiation period. Substantial negotiations ensued between the Company's financial and legal advisors and each of the two potential acquirers.

    On May 23, 2001, the Company received a term sheet relating to bridge financing and a subsequent acquisition of the Company at a price of $0.75 per share from one potential acquirer, and a written proposal relating to bridge financing together with a verbal indication of interest in acquiring the Company from Yahoo!. Yahoo! initially expressed interest in acquiring all outstanding shares of the Company for an aggregate value in the range of $3 to $8 million, which would have represented a purchase price in the range of approximately $0.22 - $0.59 per share. Each potential acquirer's expression of interest required that the Company enter into an exclusive negotiating period with the party and each had a number of contingencies associated with it, including additional due diligence and the satisfactory elimination of certain liabilities.

    In addition, on May 23, 2001, Mr. Mandelbrot and Mr. Feick and other representatives of Yahoo! met with Mr. Roback, Mr. Goldberg and Alex X. Maghen, Chief Technology Officer of the Company, to conduct further due diligence of Launch's business and operations.

    On May 23, 2001, the Company's directors had various discussions with CSFB regarding the two proposals and the range of possible responses. Based upon such discussions, CSFB was directed to continue negotiations with the two parties.

    From May 23 to May 25, 2001, representatives of the Company and the two potential acquirers and their respective advisors discussed the amount and terms of the proposed funding for the Company, as well as the value, timing and conditions relating to a potential acquisition of the Company. After a series of discussions, Yahoo! expressed a willingness to consider an aggregate value for all outstanding shares of the Company as high as $9 million, or approximately $0.67 per share.

    On May 24, 2001, the Company learned of the Record Company Litigation and informed Yahoo! and the other potential acquirer of the same. As a result of the lawsuit, Yahoo! modified the terms of its proposed bridge financing and the other potential acquirer withdrew its offer to provide financing to the Company pending further study of the potential exposure relating to the Record Company Litigation.

    On May 25, 2001, the Board met to receive an update on the negotiations to date and to discuss the proposed exclusivity letter. Among other matters, the Board reviewed the Company's financing and acquisition alternatives and the results and status of discussions regarding other potential strategic transactions. After discussion, the Board authorized the management to accept the bridge financing from Yahoo! and to enter into the exclusivity letter relating to a proposed acquisition. The exclusivity letter did not provide a price and provided for a period of exclusive negotiation ending on June 8, 2001.

    On May 25, 2001, the Company and Yahoo! entered into a Loan and Security Agreement (the "Yahoo! Loan Agreement") and an Intellectual Property Security Agreement. Yahoo! immediately advanced $2 million to the Company under the terms of the Yahoo! Loan Agreement, which loan is secured by substantially all of the assets of the Company including intellectual property assets but excluding certain items of equipment and the proceeds thereof. In addition, Yahoo! agreed to loan another $1 million upon the execution of definitive documents, if any, regarding the strategic transaction. The Yahoo! Loan Agreement provided that any funds loaned pursuant to its terms would be used for working capital purposes in accordance with a quarterly summary forecast submitted by the Company to Yahoo!. The loans under the Yahoo! Loan Agreement will be due and payable upon the earliest to occur of: (i) December 31, 2001, (ii) an event of default under the Yahoo! Loan Agreement, (iii) except as set forth in (iv) below, 90 days after termination of the Merger Agreement, or (iv) upon the termination of the Merger Agreement if such termination is due to a breach by the Company, the failure of the Company's Board to recommend the Offer and the Merger or the Company's acceptance of a third party's acquisition proposal.

    Thereafter, representatives of the Company and Yahoo! negotiated the terms of a definitive merger agreement and discussed the unresolved issues. The discussions focused, in part, on Yahoo!'s conditioning the entering into any agreement on the Company negotiating a settlement with certain of the record label companies which were party to the Record Company Litigation. In addition, Yahoo! requested that the Company obtain a restructuring of The Warped Tour on terms acceptable to Yahoo! and that employment agreements and non-competition agreements be entered into with Mr. Goldberg and Mr. Roback. The discussions also focused on the circumstances under which the Board would be able to consider and respond to a competing acquisition proposal and the size of the fee the Company would have to pay if its Board decided to terminate the transaction in order to accept, or to modify or withdraw its recommendation on the basis of, a superior offer, the granting of an option by the Company to Yahoo! to purchase up to 19.9% of the then outstanding shares of the Company, and stockholder agreements which Yahoo! was requesting to be entered into by certain stockholders of the Company.

    During this period, the Company, together with its legal advisors, conducted negotiations with the parties to The Warped Tour and with UMG. Also during this period, Mr. Goldberg and Mr. Roback, represented by their own legal counsel, negotiated directly with Yahoo! regarding the terms of the proposed employment and noncompetition agreements. The Company's legal counsel did not participate in these negotiations.

    On June 6, 2001, the Board reviewed a presentation from the Company's management and legal counsel regarding the status of negotiations and the Board discussed the open issues under the draft merger agreement and the responses thereto that would be acceptable to the Board, in particular the option to purchase shares of the Company's stock and the terms of the requested stockholder agreements. The Board discussed the request of Yahoo! for a two week extension of the exclusivity letter and concluded that an extension of the exclusivity letter would be justified only if Yahoo! would agree to extend additional funds to the Company.

    On the morning of June 8, 2001, the Board received an update from management, CSFB and the Company's legal counsel on the status of the negotiations with Yahoo!. Yahoo! had recently indicated its willingness to move forward with a transaction valued at $0.67 per share as soon as the Company reached a satisfactory settlement with UMG, and had requested an extension of the exclusivity letter to provide time for management to complete its negotiations with UMG. The Board instructed CSFB to attempt to secure additional funding with an extension of its maturity in exchange for an extension of the exclusivity letter. The Board reconvened later in the afternoon of June 8, 2001 and received an update on the status of negotiations from Company management, CSFB and the Company's legal counsel. CSFB reported that Yahoo! would not extend additional funds and the Board determined to allow the exclusivity letter with Yahoo! to lapse. The Board then instructed management and CSFB to pursue negotiations with the other company which had expressed interest prior to the execution of the Yahoo! exclusivity agreement.

    Management of the Company and CSFB pursued negotiations with the other company beginning on June 9, 2001. Representatives of the other company met with Company management in connection with their due diligence review of the Company during the period from June 13 through June 15, 2001 and the Company continued to respond to additional due diligence requests from the interested parties and provide additional information through June 17, 2001. During this period, the Company continued separate negotiations with UMG and the parties to The Warped Tour transaction.

    On June 15, 2001, following an update from Mr. Roback regarding the UMG settlement discussions, Yahoo! indicated its interest in re-opening discussions with respect to a transaction with the Company. Representatives of the Company and Yahoo! continued discussions regarding the terms of an acquisition on June 16 and June 17, 2001 at which time Yahoo! communicated a price representing a price per outstanding share of $0.82 (which would represent a per share price of $0.85 assuming the retirement of Company stock which was contemplated by the restructuring of the agreements relating to The Warped Tour that was then also under discussion).

    On June 18, 2001, the Board reviewed a presentation from the Company's management and legal counsel regarding the status of negotiations with both Yahoo! and the other company. The Board received a presentation on the open issues under the draft merger agreement, including Yahoo!'s withdrawal of its request for an option from the Company and acceptable revisions to the terms of the proposed stockholder agreements. CSFB reported that the other company had been informed of the status of negotiations with Yahoo! and the Board determined that such company's initial indication of interest in a transaction at a per share price of $0.75 was not sufficient in light of the status of negotiations with Yahoo!. The Board instructed CSFB to offer Yahoo! a short term renewal of the exclusivity letter if Yahoo! was willing to improve its offered price and to make certain changes to the Merger Agreement intended to increase the certainty that the transaction, once announced, was consummated.

    On June 19, 2001, the Board reviewed a presentation from the Company's management and CSFB on the status of negotiations with both Yahoo! and the other company.

    On June 20, 2001, the Board reviewed a presentation from the Company's management and legal counsel regarding the status of respective negotiations with both Yahoo! and the other company. The Board received a presentation on the open issues under the draft merger agreement. CSFB reported on the increase in Yahoo!'s offer to a price representing a price per outstanding share of $0.92 but reported that no meaningful progress had been made on the Merger Agreement issues. Representatives of the Company and Yahoo! continued to negotiate transaction documents.

    On June 21, 2001, the Board received an update on the status of negotiations with both Yahoo! and the other company. The Company's advisors reported that Yahoo! and the Company had reached agreement on outstanding issues under the Merger Agreement. The Board noted that there was cause for substantial uncertainty as to whether or not the other company would in fact make a higher offer; that while the other company had been provided access to the Company it had not completed all of its due diligence whereas Yahoo! had completed substantial due diligence; and that further delay would continue to deplete the Company's cash, absent additional commitments of bridge financing. The Board authorized the Company to, and the Company and Yahoo! did, enter into a new exclusivity letter which expired at midnight on June 22, 2001. Representatives of Yahoo! and the Company continued their discussions regarding definitive transaction agreements and the terms of additional funding of the Company by Yahoo!.

    On June 22, 2001, the Board met with its advisors to review the draft Merger Agreement and to discuss the terms of the Offer and the Merger, as contemplated by the draft Merger Agreement, as well as the draft Stockholders Agreements. Additional changes to the draft Merger Agreement that had resulted from further negotiations were also discussed. CSFB then reviewed its financial analysis of the $0.92 per share Offer Price. The Board received the report of management on the status of negotiations regarding The Warped Tour restructuring and the settlement agreement with UMG. In addition, Mr. Goldberg and Mr. Roback reported on the status of negotiations regarding the employment agreements and noncompetition agreements as they had done at each other Board meeting since June 6, 2001. As the final proposed employment agreements were structured to be entered into with the Company, the Company's legal counsel reviewed the agreements on behalf of the Company. In light of these considerations and the factors described under "Reasons for Board Recommendation," the Company's Board unanimously resolved to approve the Merger Agreement and recommend the Offer, subject to resolution of the UMG Settlement and the receipt at another meeting of the Board within a short time period of the fairness opinion of CSFB.

    On June 22, 2001, the Board of Directors of Yahoo! convened a meeting to consider the proposed transaction. At this meeting, representatives of Yahoo! reviewed the proposed terms of the acquisition and the results of the due diligence investigation of the Company that had been performed. Following a discussion of these matters, the Board authorized management to proceed with the transaction and to execute and deliver the Merger Agreement following the satisfactory resolution of the issues that had been identified as remaining open.

    From June 22 to June 27, 2001, representatives of the Company continued negotiations with UMG regarding the UMG Settlement. During this period, representatives of Yahoo!, at the request of the Company, entered into negotiations with UMG with the Company. Representatives of the Company and Yahoo! also continued negotiations of the Merger Agreement during this period. On June 27, 2001, the Company and UMG entered into the UMG Settlement. At this time Yahoo! requested that an additional condition to the closing of the Offer be added to the terms of the Merger Agreement which provided that the UMG Settlement would not have been rescinded unless the Company had taken actions that would permit its rescission at the request of Yahoo! (the "UMG Settlement Condition").

    On June 27, 2001, the Board met with its advisors to review the status of negotiations with Yahoo!. Changes to the draft Merger Agreement that had resulted from further negotiations, including the new UMG Settlement Condition and the removal of the receipt of third party consents as a condition to closing of the Offer, were also discussed. CSFB confirmed that its financial analysis of the $0.92 per share Offer Price had not changed in light of the changes to the Merger Agreement and delivered its oral fairness opinion (later confirmed in writing) to the effect that, as of such date and subject to the qualifications, assumptions and limitations stated in the opinion, the Offer Price was fair, from a financial point of view, to the Company's stockholders. In light of these considerations and the factors described under "Reasons for Board Recommendation," the Company's Board unanimously affirmed its approval of the Merger Agreement as revised and its decision to recommend the Offer.

    On June 27, 2001, the Merger Agreement and the Stockholders Agreements were finalized and executed. In addition, the Yahoo! Loan Agreement was amended, as discussed in Item 8—"Additional Information—Amendment to Secured Loan from Yahoo!".

    On June 28, 2001, prior to the opening of trading on the Nasdaq National Market, the execution of the Merger Agreement was announced in a joint press release of the Company and Yahoo!.

Reasons for the Recommendation

    In unanimously deciding to approve the Merger Agreement and recommend the Offer, as set forth above under "Recommendation of the Board", the Board considered the factors listed below, as well as the information set forth under "Background of the Recommendation" above. The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes all material factors considered. The Board did not assign any relative or specific weights to the following factors nor did it specifically characterize any factor as positive or negative, except as described below. In addition, individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board received the advice of its financial advisors and legal counsel.

    The Company's Deteriorating Financial Condition.  The Board considered the financial condition and prospects of the Company. This consideration included the fact that the Company had incurred substantial operating losses since inception notwithstanding the reductions in expenses resulting from the Company's ongoing restructuring. Among other things, the Board noted that in the absence of further expense reduction actions and/or other improvements in the Company's working capital position, the Company's management was projecting that the Company would run out of cash to fund its operating deficit early in the third calendar quarter of 2001. These considerations were in addition to the detailed financial information that had been regularly furnished to the members of the Board and its Audit Committee by the Company's senior management and the general familiarity of the members of the Board with the affairs of the Company.

    The Board also considered the limited availability of additional financing sources. The Company had already sought traditional alternative sources of debt and equity and the Board concluded they would likely remain unavailable to the Company until it could demonstrate sustained profitability. The Board considered the financing proposal from Goran and its terms. The Board believed that financing which might be available to the Company from hedge funds or investors specializing in distressed situations would only be available on unattractive terms and would yield uncertain outcomes for holders of the Shares. With regard to the loan extended by Yahoo! pursuant to the Yahoo! Loan Agreement, the Board considered the fact that if the discussions between the Company and Yahoo! regarding the Merger Agreement terminated, the loan from Yahoo! would be due and payable on August 23, 2001. The absence of non-strategic assets which could be sold to generate cash without damaging the Company's ongoing operations was also considered.

    Absence of Better Alternatives.  The Board reviewed with management and its financial advisors the contacts that had been made with potential acquirors since the beginning of 2001. The Board noted that, although a total of 10 companies with potential strategic interest in an acquisition of the Company had been contacted, the Yahoo! offer to acquire the entire equity interest in the Company could be consummated in a timely manner and represented the highest price per share to stockholders (see "Background of the Recommendation" above). The Board also concluded that the liquidation of the Company was not an acceptable alternative because it would take a substantial number of months to complete and would not, on any realistic basis, realize aggregate net proceeds per Share equal to or greater that $0.92.

    The Board concluded that, in the absence of a transaction that afforded the stockholders the opportunity to sell or exchange their shares for cash at the Offer Price, and taking into account the risk that no other proposal for the acquisition of the Shares would be forthcoming in the foreseeable future, the Company's stockholders were confronted with two disadvantageous alternatives, namely:

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  retaining their Shares and subjecting themselves to the significant risk that their Shares might decline in value, and might conceivably be rendered virtually worthless in the event that the Company continued to use more cash than it generated; or

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  selling their Shares into a market which, in the absence of the pendency of the acquisition proposal, and due to the Company's substantial operating losses and the uncertainties that the market was likely to perceive in the extent and timing of the positive effects of the recent enhanced interest in the online music business, might price the Shares at a level below the level at which the Shares were then trading and which price would be subject to further decline substantially below that level if the Company continued to report losses and deplete its cash reserves.

    The Board also took into consideration the fact that while proceedings to delist the Shares due to the Company's failure to meet the Nasdaq minimum $1.00 per share trading price requirement for continued listing on the Nasdaq National Market had not yet been initiated, the Company had been informed that it had until September 3, 2001 to comply with this requirement. The Board concluded that there was no assurance that the trading price of the Shares would comply with this requirement and that if the trading price requirement was not achieved, the Company might not be able to demonstrate to Nasdaq that it would return to compliance with those requirements in the event a formal delisting proceeding was commenced.

    The Board noted that the market capitalization of several other public companies, the business of which principally involves online distribution of music or music related information, was substantially below the cash value of such companies in comparison to the Offer Price, which represented a substantial premium over the Company's current cash value.

    The Board determined that a transaction with Yahoo! at the Offer Price of $0.92 and on the other terms set forth in the Merger Agreement was a preferable alternative that subjected the Company's stockholders to substantially less risk than would be created by rejecting the proposed Offer and Merger and discontinuing negotiations with Yahoo!.

    Fairness of the Offer Price.  The Board took into account the oral opinion of CSFB that, as of the date on which the Board made its recommendation, the Offer Price proposed in the Offer and the Merger was fair, from a financial point of view, to the Company's stockholders. CSFB subsequently confirmed this opinion in writing. The full text of CSFB's written opinion dated June 27, 2001 which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB is attached hereto as Annex B and is incorporated by reference. CSFB's opinion is directed only to the fairness, from a financial point of view, of the $0.92 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Yahoo! and its affiliates) and is not intended to constitute and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

    The Board noted that it was unlikely that the market price of the Shares would attain the $0.92 per Share level of the Offer Price unless and until the Company began to generate operating profits, which the Company had yet to do and the attainment of which was therefore subject to substantial uncertainty.

    On the basis of this information and CSFB's oral opinion, and taking into account the fact that the Offer Price represented a premium of approximately 217% over the closing price of the Shares on Nasdaq on the day preceding the Company's May 29, 2001 press release announcing the secured bridge loan from Yahoo!, a premium of approximately 58% over the closing price of the Shares on Nasdaq on the day preceding the Company's June 28, 2001 press release announcing the Merger Agreement and approximately 41% over the 30-day average trading price for the 30 days prior to the announcement of the Merger Agreement, the Board concluded that the Offer Price was fair under all of the relevant circumstances, including the Company's deteriorating financial condition, the negotiated scope of the prohibition on responding to third-party bidders, the lack of preferable alternatives and the likelihood of consummation.

    Scope of Prohibition on Responding to Third-Party Bidders.  The Board took into consideration the Merger Agreement provisions that would permit the Company to provide information in response to, and negotiate, any unsolicited bona fide third party offer to acquire the Company provided the Board determined, after consultation with its advisors, that the offer was reasonably likely to result in a higher transaction value that was fully-financed or for which financing was reasonably likely to be obtained and that Yahoo! was given notice of such offer and an opportunity to keep the Merger Agreement in effect by matching it. The Board also considered the Merger Agreement provisions that would obligate the Company to pay a termination fee of $480,000 if the Company either terminated the Merger Agreement to accept a superior third party offer or Yahoo! terminated the Merger Agreement by reason of the Company's Board modifying or withdrawing its recommendation of the Offer on the basis of a superior offer or the Company's engaging in ongoing discussions with a third party.

    The Board concluded that these provisions, while protecting Yahoo!'s rights under the Merger Agreement, would not represent a material impediment to any serious potential bidder, particularly since the amount of cash necessary to finance a higher bid would likely be readily available to the kinds of companies that had been approached and that would be considered the most likely potential strategic acquirors of the Company.

    Likelihood of Consummation.  The Board took into consideration the totality of the terms of the Merger Agreement and concluded that they were such as to maximize the likelihood of the consummation of the Offer and the Merger.

    Among other things, the Board took note of the following:

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  The fact that Yahoo! was willing to effect the transaction through the first-step Offer, to be commenced within ten business days and closed no later than 90 days thereafter, under the terms of which it was willing to accept all validly tendered Shares provided the Minimum Condition and other conditions set forth in the Merger Agreement were satisfied, followed by the second-step Merger at the same price. As a result of this two-step structure, there was a reasonable possibility that the Company's stockholders could sell their Shares to Yahoo! at the Offer Price earlier than if the transaction were effected as a one-step merger.

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  The fact that directors, executive officers, certain major stockholders beneficially owning an aggregate of approximately 27% of the outstanding Shares were willing, as individual stockholders, to support the transaction, and increase the likelihood that the Minimum Condition would be satisfied, by committing to Yahoo!, under their Stockholders Agreements, to tender their Shares in the Offer.

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  The fact that while the Company could be directed by Yahoo! to take actions which might give UMG the right to rescind the UMG Settlement, the effects of such rescission due to actions taken at the direction of Yahoo! were excluded from the determination as to whether the Company had suffered a material adverse effect which would permit Yahoo! to not close the Offer (See Item 8—"Additional Information; UMG Settlement").

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  The fact that the other conditions to Yahoo!'s obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous.

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  The fact that Yahoo! was willing to lend the Company additional funds on a secured basis to sustain the Company's financial viability through the consummation of the Offer.

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  The fact that Yahoo! was willing, pursuant to the Merger, to pay the Offer Price for all Shares not purchased pursuant to the Offer and that, if the Offer were consummated, there would be no conditions to Yahoo!'s obligation to consummate the Merger other than the absence of a legal prohibition provided the Company had not, prior to the closing of the Offer, breached the Merger Agreement in a manner reasonably likely to have a material adverse effect on the Company.

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  The fact that, to the extent that any of the Company's stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Delaware law, such exercise would not impair Yahoo!'s obligation to consummate the Merger, provided the Offer was consummated. Accordingly, those Company stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per Share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other the Company stockholders to receive the Offer Price for their Shares.

  •
  The fact that the Merger Agreement expressly precluded Yahoo! from being able to terminate the Merger Agreement solely because the Company's business or financial condition was adversely affected by the announcement or pendency of the transaction, a change in the market price or trading volume of the Company's common stock after the date of the Merger Agreement, any failure by Launch to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earning are released) on or after the date of the Merger Agreement, any development attributable to conditions affecting the U.S. economy as a whole or foreign economies where the Company or any of its subsidiaries has material operations, any development directly resulting from or proximately caused by compliance by the Company with the terms of, or the taking of any action required by, the Merger Agreement or any development directly resulting from or proximately caused by any claim, suit or proceeding by any recording label or similar organization against the Company or its subsidiaries alleging copyright infringement in connection with the operation of the Company's or its subsidiaries' business.

    The Board also took into consideration the fact that Yahoo! was willing to agree that all of the rights of the Company under the Merger Agreement, including, without limitation, rights of waiver, enforcement and termination (except termination to accept a superior acquisition proposal), would be delegated exclusively to a committee composed of two of the Company's current independent directors and would be exercisable only with the consent, or at the express direction, of those independent directors. In the view of the Board, this provision was significant in ensuring that the fact that Yahoo!'s stock ownership in the Company and its control of the Board would not preclude the Company from taking such action as might be appropriate to seek to ensure that Yahoo!'s obligations under the Merger Agreement were satisfied and the Company's rights thereunder were enforced. Also see "Board Committee Created by Merger Agreement" in Item 8 below.

Intent to Tender

    To the best of the knowledge of Launch, after making reasonable inquiry, Launch's executive officers, directors and affiliates, currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date hereof.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

    Pursuant to a letter agreement dated May 18, 2000, as amended, the Company has retained CSFB as its exclusive financial advisor in connection with a sale, merger or other business combination involving the Company or a possible acquisition of a non-controlling stake by a strategic investor. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its financial advisory services in an amount equal to the greater of (i) an aggregate fee equal to a percentage of the total consideration payable in connection with a sale, merger or business combination, or (ii) $2 million. Based on the Offer Price, the aggregate fee payable to CSFB upon completion of the transaction will be $2 million, $1 million of which was paid at the time CSFB delivered its fairness opinion pursuant to the terms of the letter agreement. The payment of this fee, while triggered by this particular transaction, is for the entirety of the services rendered by CSFB to the Company culminating in this transaction, including the process of exploring the Company's alternatives and initiating or participating in overtures to all of the other companies that were approached. The Company has also agreed to reimburse CSFB for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred in connection with its services and to indemnify CSFB and its officers, agents, employees, affiliates and controlling persons against certain costs, expenses and liabilities arising out of CSFB's engagement.

    CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business of its trading and brokerage activities, CSFB or its affiliates may hold positions, for its own account or the accounts of customers, in equity, debt or other securities of the Company or Yahoo!.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

    No transactions in Shares during the past 60 days have been effected by Launch or, to the best of Launch's knowledge, by any executive officer, director, affiliate or subsidiary of Launch.

Item 7. Purposes of the Transaction and Plans or Proposal.

    Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Launch which relates to or would result in (i) a tender offer or other acquisition of the Shares by Launch, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Launch or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by Launch or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Launch. Reference is also made to the information set forth under Section 7 "Effect of the Offer on Market for the Shares, Stock Listing; Exchange Act Registration; Margin Regulations", Section 11 "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Section 12 "Plans for the Company; Other Matters" in the Offer to Purchase.

    Except as described or referred to in this Statement, there are no transactions, resolutions of the Launch Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

  Nasdaq Delisting

    The Company received a letter dated June 4, 2001 from Nasdaq notifying the Company of its failure to meet the minimum $1.00 per share trading price requirement for continued listing on the Nasdaq National Market and providing that the Company has until September 3, 2001 to regain compliance. If the Company fails to come into compliance, the Shares are in danger of being delisted. In such an event, the Shares may be deemed a penny stock, which would subject the Shares to rules which impose additional sales practices rules on broker-dealers who sell the Company's securities. As a result of the additional obligations, some brokers may not effect transactions in penny stocks, which could adversely affect the liquidity of the Shares.

  UMG Settlement

    On June 27, 2001, pursuant to the UMG Settlement, the Company settled, as to UMG, the Record Company Litigation. In addition to a payment by the Company for past performances, the Company has entered into a non-exclusive license with UMG for use of UMG-controlled recordings in LaunchCast, the Company's Internet radio service. The UMG Settlement also provides a rescission right to UMG in the event the Company takes certain actions inconsistent with terms of the settlement or the non-exclusive license which would be adverse to UMG's interests.

  Warped Tour Agreement

    The Company has entered into an agreement to restructure its relationship with the other participants in The Warped Tour—Creative Artists Agency LLC, Codikow & Carroll, P.C., 4 Fini Inc., and Vans, Inc. Pursuant to a binding letter agreement among these parties, the Company will exchange its ownership interest in C.C.R.L., LLC, a California limited liability company which operates The Warped Tour, for 394,235 Shares held by the other participants in The Warped Tour. The Company will continue to operate and control The Warped Summer Tour for 2001. While the Company will retain the exclusive right to sell sponsorships for the 2002 and 2003 Warped Summer Tours, it will not operate those tours. Under the agreement, the Company will no longer be responsible for certain potential payments under the prior agreement with the other participants in the approximate amount of $20.5 million. The restructuring is conditioned on closing of the Offer, or another similar transaction.

  Amendment to Secured Loan from Yahoo!

    On June 27, 2001, the Company and Yahoo! entered into an amendment to the Yahoo! Loan Agreement (the Yahoo! Loan Agreement, as amended, the "Amended Loan Agreement") pursuant to which Yahoo! has agreed to extend $3 million on a secured basis in addition to the $2 million already extended to the Company on the same terms and conditions as the initial loan, but conditioned upon the Company meeting certain milestones and the occurrence of certain events. The additional loan is subject to the same security interest as the initial loan. On June 28, 2001, the Company borrowed $2 million under the Amended Loan Agreement pursuant to a Secured Promissory Note and on July 2, 2001, the Company borrowed an additional $1,000,000 under the Amended Loan Agreement pursuant to a Secured Promissory Note. In addition, Yahoo! has agreed to loan the Company an additional amount of up to $800,000 on July 31, 2001, subject to certain conditions under the Amended Loan Agreement.

  Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) on consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Stockholders Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. However, pursuant to the Merger Agreement, the Company has granted Yahoo! and Purchaser an irrevocable option to purchase up to that number of newly issued Shares equal to the number of Shares, that when added to the number of Shares owned by Purchaser, Yahoo! and their affiliates immediately following consummation of the Offer, constitute one share more than 90% of the Shares then outstanding on a fully diluted basis, for a consideration per share equal to the Offer Price. This option may be exercised only if, after the Offer, Yahoo! and Purchaser beneficially own at least 75% of the Shares outstanding.

  Regulatory Filings

    Under the Hart-Scott-Rodino Antitrust Improvements Act, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by Purchaser pursuant to the Offer nor the Merger, nor any of the other transactions contemplated by the Merger Agreement and the Stockholders Agreement, is subject to such requirements.

  Board Committee Created by Merger Agreement

    As indicated under "Reasons for the Recommendation" in Item 4 above, the Merger Agreement provides for a committee of independent directors of the Company to be given delegated authority over the administration of the Merger Agreement between the appointment of Yahoo!'s delegates to the Company's Board following the consummation of the Offer and the closing of the Merger.

    The Board has with their consent, designated Warren Littlefield and James M. Koshland as the prospective members of this committee. For information about these individuals, see Item 3 above and Annex A to this Statement.

Item 9. Material to be Filed as Exhibits

    The following materials are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated July 12, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with respect to the Company on July 12, 2001 ("Schedule TO")
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO)
(a)(3)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)
(a)(4)	Opinion of Credit Suisse First Boston dated June 27, 2001 (incorporated by reference and attached hereto as Annex B)

(a)(5)
Press Release, dated June 28, 2001, regarding the proposed transaction between Yahoo! Inc. and Launch Media, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 2, 2001)
(a)(6)	Letter to Stockholders of Launch Media, Inc. dated July 12, 2001*
(e)(1)
Agreement and Plan of Merger among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media, Inc. dated as of June 27, 2001 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 2, 2001)
(e)(2)
Form of Stockholders' Agreement, dated as of June 27, 2001, by and among Yahoo! Inc. and certain directors and officers of Launch Media, Inc. and other stockholders of Launch Media, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company on July 12, 2001)
(e)(3)
Form of Stockholders' Agreement, dated as of June 27, 2001, by and among Yahoo! Inc. and certain stockholders of Launch Media, Inc. and their respective affiliates (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K/A filed by the Company on July 12, 2001)
(e)(4)	Employment Agreement dated June 27, 2001 between Yahoo! Inc. and David B. Goldberg
(e)(5)	Employment Agreement dated June 27, 2001 between Yahoo! Inc. and Robert D. Roback
(e)(6)
Employment Agreement dated April 10, 1995 between Launch Media, Inc. and Jeffrey M. Mickeal (incorporated by reference to Exhibit 10.21 to Amendment 1 to the Registration Statement on Form SB-2 filed by the Company on March 31, 1999)
(e)(7)	Agreement dated June 21, 2001 between Launch Media, Inc. and Spencer A. McClung, Jr.
(e)(8)	Offer Letter dated July 14, 2000 between Launch Media, Inc. and Alex Maghen
(e)(9)	Noncompetition Agreement dated June 27, 2001 between Yahoo! Inc. and David B. Goldberg
(e)(10)	Noncompetition Agreement dated June 27, 2001 between Yahoo! Inc. and Robert D. Roback
(e)(11)	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! Inc. and the Company
(e)(12)	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company
(e)(13)	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company
(e)(14)	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo! Inc.
(e)(15)	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo! Inc.
(e)(16)	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo! Inc.
(e)(17)	Confidentiality Agreement dated April 27, 2000 between Yahoo! Inc. and the Company
(e)(18)	Side Letter dated July 2, 2001 to Confidentiality Agreement between the Company and Yahoo!

*
Included with the Schedule mailed to stockholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAUNCH MEDIA, INC.
By:	/s/ DAVID B. GOLDBERG David B. Goldberg Chairman and Chief Executive Officer

ANNEX A

LAUNCH MEDIA, INC.
2700 Pennsylvania Avenue
Santa Monica, CA 90404

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about July 12, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share (the "Shares"), of Launch Media, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being provided in connection with the possible appointment of persons designated by Jewel Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of June 27, 2001 (the "Merger Agreement"), among Yahoo!, Purchaser and the Company.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, on July 12, 2001, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). It is a condition to the Offer that a majority of the Shares (on a fully-diluted basis) are tendered and accepted for payment by the Purchaser (the "Minimum Condition"). The Offer is scheduled to expire at midnight, New York City time, on August 8, 2001, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company shall become a wholly-owned subsidiary of Yahoo!.

    The information contained in this Information Statement concerning Yahoo! and Purchaser has been furnished to the Company by Yahoo!, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

    The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of June 30, 2001, there were 13,531,058 Shares issued and outstanding.

The Company's Board of Directors

    If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate such number of directors, rounded up to the next whole number,

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on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Yahoo!, Purchaser or any of their respective affiliates, bears to the total number of Shares then issued and outstanding. If, and at such times, as requested by Purchaser, the Company will use its best efforts to cause each committee of the Board and the board of directors of each subsidiary of the Company to include persons designated by Purchaser constituting the same percentage of each such committee and the board of each subsidiary of the Company as Purchaser's designees are of the Board. The Company shall, on request of Purchaser, promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board or promptly secure the resignations of such number of its incumbent directors or both and the Company shall use best efforts to cause the Purchaser's designees to be so elected. Notwithstanding the foregoing, if Purchaser's designees are appointed or elected to the Board, until the Effective Time at least two of the non-employee members of the Board will be directors who were directors on the date of the Merger Agreement ("Independent Directors"), provided, that if less than two Independent Directors remain, the remaining Independent Director (if any) or, if no Independent Directors remain, the other directors shall designate persons to fill the vacancies who shall be Independent Directors. Notwithstanding the foregoing, after the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time, the Board shall delegate to a committee comprised solely of the Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of the Company, (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) the extension of time for the performance of any of the obligations of Yahoo! or the Purchaser under the Merger Agreement, and (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to object to a termination of the Merger Agreement under Section 8.1(e). See under "Board Committee Created by Merger Agreement" in Item 8 of the Schedule 14D-9 for the identity of the prospective Independent Directors.

    As of the date of this Information Statement, Purchaser has not determined who will be Purchaser's designees. However, Purchaser's designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Yahoo! and Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between Yahoo!, Purchaser and the Company that have been described in the Schedule TO or this Information Statement.

    Yahoo! has advised the Company that none of the persons listed on Schedule I is an adverse party to the Company in any material legal proceedings or has a material interest in any such proceedings. Yahoo! has also advised the Company that none of the persons listed in Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

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    It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and assuming the Minimum Condition has been satisfied and Purchaser has acquired a majority of the Shares, which purchase cannot be earlier than midnight, New York City time, on August 8, 2001, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Company Board.

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's executive officers and directors and their ages and positions as of June 30, 2001 are as follows:

Name	Age	Position(s)
David B. Goldberg	33	Chairman of the Board of Directors, Chief Executive Officer
Robert D. Roback	34	President and Director
Jeffrey M. Mickeal	41	Chief Financial Officer and Secretary
Spencer A. McClung, Jr.	35	Executive Vice President, Advertising and Business Development
R. Briggs Ferguson	36	Executive Vice President, Product Strategy and Marketing
Alex X. Maghen	34	Chief Technology Officer
Thomas C. Hoegh	35	Director
Richard D. Snyder	42	Director
Warren Littlefield	49	Director
James M. Koshland	49	Director

    David B. Goldberg has served as the Company's chairman of the Board and chief executive officer since he co-founded the Company in February 1994. Prior to that time, from October 1991 to December 1993, Mr. Goldberg was director of marketing strategy and new business development at Capitol Records, a major record label in Hollywood, California. Mr. Goldberg was a consultant at Bain & Co., a major strategy consulting firm, from September 1989 to September 1991. Mr. Goldberg is a member of the National Academy of Recording Arts and Sciences. Mr. Goldberg holds an A.B. in history and government from Harvard University.

    Robert D. Roback has served as the Company's president and a director since he co-founded the Company in February 1994. Prior to that time, from October 1992 to February 1994, Mr. Roback was a corporate attorney at Mayer, Brown & Platt, a major international law firm in Chicago, Illinois. Mr. Roback holds a B.S. in economics from The Wharton School of the University of Pennsylvania and is a graduate of the University of Minnesota Law School.

    Jeffrey M. Mickeal has served as the Company's chief financial officer and secretary since April 1995. Prior to that time, from September 1982 to March 1995, Mr. Mickeal was a senior manager at PricewaterhouseCoopers LLP in Los Angeles, California in their entrepreneurial advisory services group. Mr. Mickeal holds a B.A. in business/economics from the University of California, Santa Barbara and is a Certified Public Accountant.

    Spencer A. McClung, Jr. has served as the Company's executive vice president, advertising sales and business development, since July 2000. From July 1996 to July 2000, he served as the Company's senior vice president, advertising and business development. From January 1996 to July 1996, Mr. McClung served as the Company's vice president, marketing. From July 1995, when he joined the Company, to January 1996, he served as its senior director, marketing. From July 1991 to July 1993, he served as a senior financial analyst at the Walt Disney Company. From June 1989 to July 1991, he served as a

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financial analyst at Trammel Crow Ventures, a real estate development company. Mr. McClung holds a B.A. from Texas A&M University and an MBA from Harvard Business School.

    R. Briggs Ferguson has served as the Company's executive vice president product strategy and marketing, since July 2000. From April 2000, when he joined the Company, to July 2000, he served as its senior vice president, strategy and new ventures. Prior to that time, beginning in 1991, Mr. Ferguson was with EMI Music, first as director of worldwide business development and planning with EMI Music Group and then as senior vice president, marketing with EMI Music Distribution. Before EMI, Mr. Ferguson spent three years at Bain & Co. as a management consultant specializing in marketing and business development. He earned a B.A. in Engineering Sciences and a B.E. in Electrical Engineering from Dartmouth College.

    Alex X. Maghen joined the Company in July 2000 as chief technology officer. Prior to that time, Mr. Maghen was with the MTVi Group, Viacom's Internet music initiative, where he also served as chief technology officer. Prior to his chief technology officer position, Mr. Maghen was vice president, online and interactive technology at MTV Networks. Mr. Maghen joined Viacom in 1995 where he served as director of technology, Viacom Interactive Services, until 1996 when he became vice president production and technology, Nickelodeon Online. Mr. Maghen went to Viacom after four years at AT&T as Director of Content Software Development for AT&T Interactive Televisions products. He earned a B.S. in Mathematics, Computer Science & Engineering at Drexel University and completed the Graduate Program in Interactive Telecommunications at New York University.

    Thomas C. Hoegh has served as a member of the Company's Board of Directors since June 1998. He has been managing director of Arts Alliance, a venture capital firm in London, England, since July 1997. From August 1995 to June 1997, Mr. Hoegh was a student at Harvard Business School. From January 1992 to August 1995, Mr. Hoegh was an independent artistic director.

    Richard D. Snyder has served as a member of the Company's Board of Directors since February 1998. Mr. Snyder is the Chief Executive Officer of Ardesta, LLC, in Ann Arbor, Michigan, an industry accelerator in the Microsystems industry. Since September 1997, he has also been president of Avalon Investments, Inc., a venture capital management company. Mr. Snyder serves on the boards of various portfolio companies of Ardesta and Avalon Investments, as well as publicly-held Gateway, Inc. He is a member of the University of Michigan College of Engineering National Advisory Committee and is a member of the e-Michigan Advisory Council. From January 1996 to August 1997, Mr. Snyder was president and chief operating officer of Gateway, Inc., a computer manufacturer. He served as executive vice president of Gateway, Inc. from July 1991 until January 1996.

    Warren Littlefield has served as a member of the Company's Board of Directors since April 1999. Mr. Littlefield currently serves as the president of the LITTLEFIELD company, which he founded in 1999 after two decades working for the National Broadcasting Company, where he was president of the Entertainment Division from 1990 to 1998.

    James M. Koshland has served as a member of the Company's Board of Directors since June, 2000. Mr. Koshland is a lawyer and a partner in the law firm of Gray Cary Ware & Freidenrich LLP, the Company's outside general counsel. Mr. Koshland currently serves as a director on the boards of a number of private profit and non-profit companies.

Board Meetings

    During the year 2000, the Board held 6 meetings. No director serving on the Board in fiscal year 2000 attended fewer than 75% of such meetings of the Board and the committees on which he serves except for Mr. Sergio Zyman who was a member of the board through June 7, 2000 and who did not attend 3 of the meetings in fiscal year 2000.

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Board Committees

    The Board has an Audit Committee and a Compensation Committee. During fiscal year 2000, the Audit Committee was comprised of Richard D. Snyder and Thomas C. Hoegh (James M. Koshland was subsequently appointed to the Audit Committee in 2001). During fiscal 2000, the Audit Committee held 3 meetings. During fiscal year 2000, the Compensation Committee was comprised of Warren Littlefield and Sergio S. Zyman, who served until June 2000 when his term expired and he was replaced by James M. Koshland, each an outside director of the Board. During fiscal 2000 the Compensation Committee held 1 meeting.

Report of Audit Committee

    The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. PricewaterhouseCoopers LLP is responsible for expressing an opinion as to the conformity of the Company audited financial statements with generally accepted accounting principles.

    The Audit Committee consists of two directors each of whom, in the judgment of the Board, is an "independent director" as defined in the listing standards for The Nasdaq Stock Market. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A copy of this charter is attached to this 14(f) as Appendix I.

    The Committee has discussed and reviewed with the auditors all matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Committee has met with PricewaterhouseCoopers, with and without management present, to discuss the overall scope of PricewaterhouseCoopers' audit, the results of its examinations, its evaluations of the Company's internal controls and the overall quality of its financial reporting.

    The Audit Committee has received from the auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence.

    Based on the review and discussions referred to above, the Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended 2000.

                      2000 AUDIT COMMITTEE
                      Richard D. Snyder and Thomas C. Hoegh

Director Compensation

    The members of the Board did not receive any cash compensation in fiscal 2000. As of 2001, the Company pays non-employee members of the Board $5,000 for each meeting and reimburses members of its Board for out-of-pocket expenses incurred in the performance of their duties as directors of the Company. In addition, an annual grant of 10,000 stock options is granted to each non-employee director. No non-employee member of the Board currently receives any additional cash compensation for his services as a director of the Company. From time to time, directors who are not employees of the Company receive options under the Company's stock option plans as compensation for their services as directors. During the 2000 fiscal year, each of the Company's non-employee directors who were directors as of January 1, 2000 received an option to purchase 10,000 shares of the Company's Common Stock under the Company's 1998 Stock Option Plan.

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Compensation Committee Interlocks and Insider Participation

    The Compensation Committee is composed of James M. Koshland and Warren Littlefield. No interlocking relationships exist between any member of the compensation committee and any member of any other company's board of directors or compensation committee. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company, and establishes and reviews general policies relating to compensation and benefits of employees of the Company.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

    The following table presents information for the fiscal years ended December 31, 2000 and 1999 regarding compensation paid to the Company's Chief Executive Officer and each of it four highest-paid executive officers whose total salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2000. The total amount of personal benefits paid to each such executive officer during the fiscal year was less than the lesser of $50,000 or 10% of such executive officer's total reported salary and bonus.

SUMMARY COMPENSATION TABLE

Name and principle position	Year	Salary		Bonus (1)		Other Annual Compensation		Number of Securities Underlying Options	All Other Compensation
David B. Goldberg Chief Executive Officer	2000 1999	$ $	195,689 162,500	$ $	105,000 70,000	— —		80,000 40,000	— —
Robert D. Roback President	2000 1999	$ $	195,689 162,500	$ $	105,000 70,000	— —		80,000 40,000	— —
Jeffrey M. Mickeal Chief Financial Officer and Secretary	2000 1999	$ $	170,332 131,250	$ $	39,375 25,000	— —		30,000 15,000	— —
Spencer A. McClung, Jr. Executive Vice President, Advertising Sales and Business Development	2000 1999	$ $	289,628 130,000	$ $	— 80,000	— —		200,000 15,000	$80,633 —	(7)
R. Briggs Ferguson(2) Executive Vice President, Product Strategy and Marketing	2000 1999	$ $	182,692 —	$ $	37,222 —	—	(5)	100,000 —	— —
Alex X. Maghen(3) Chief Technology Officer	2000 1999	$ $	149,066 —	$ $	33,333 —	—	(6)	75,000 —	— —
James E. Hughes(4) Senior Vice President, General Manager	2000 1999	$ $	77,207 232,917	$ $	— —	— —		28,000 10,000	— —

(1)
Amounts represent bonuses earned in the year indicated, but paid in the subsequent year.

(2)
Mr. Ferguson began employment with the Company in July 2000.

(3)
Mr. Maghen began employment with the Company in July 2000.

(4)
Mr. Hughes resigned effective April 28, 2000.

(5)
In connection with Mr. Ferguson's 2000 bonus, the Company issued on February 14, 2001 18,610 non-qualified stock options from the 1998 Stock Option Plan, which were fully vested and had an exercise price of $1.625 which was the fair value on the date of grant.

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(6)
In connection with Mr. Maghen's 2000 bonus, the Company issued on February 14, 2001 6,666 non-qualified stock options from the 1998 Stock Option Plan, which were fully vested and had an exercise price of $1.625 which was the fair value on the date of grant.

(7)
Other compensation relates to forgiveness of debt owed to the Company by Mr. McClung in accordance with his employment agreement.

Option Grants During Fiscal 2000

    The following table provides certain information concerning options to purchase the Company's common stock granted during the fiscal year ended December 31, 2000 to the persons named in the Summary Compensation Table above:

					Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term(1)
	Number of Securities Underlying Options Granted(2)	% of Total Options Granted to Employees in Fiscal 2000(3)
Name			Exercise Price per Share ($/Share)(4)	Expiration Date
					5%	10%
David B. Goldberg	80,000	4.4%	$16.00	1/18/10	$804,985	$2,039,990
Robert D. Roback	80,000	4.4	16.00	1/18/10	804,985	2,039,990
Jeffrey M. Mickeal	30,000	1.6	16.00	1/18/10	301,869	764,996
Spencer A. McClung, Jr.	50,000 150,000	2.7 8.2	16.00 7.63	1/18/10 7/07/10	503,116 719,298	1,274,994 1,822,843
Briggs R. Ferguson	50,000 50,000	2.7 2.7	7.56 7.63	4/03/10 7/07/10	234,941 239,766	593,750 607,614
Alex X. Maghen	75,000	4.1	6.98	7/31/10	328,503	831,967
James E. Hughes(5)	28,000	1.5	16.00	1/18/10	281,745	713,997

(1)
Potential gains are net of exercise price, but before taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the Shares appreciates at 5% and 10% over the option term based on the per Share market price at the time of grant, and that the option is exercised and sold on the last day of its option term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

(2)
Options granted under the 1998 Stock Option Plan generally vest over a four-year period from the date of grant, subject to the optionee's continuous employment with the Company. Such options generally vest at the rate of 1/4 on the first anniversary of the date of grant and 1/48 monthly thereafter, and they are exercisable once vested.

(3)
Based on a total of 1,823,200 options granted to all employees and board members during fiscal 2000.

(4)
All options were granted at market value on the date of grant.

(5)
Mr. Hughes resigned effective April 28, 2000.

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Option Exercises in 2000 and Year-End Value

    The following table provides certain information concerning exercises of options to purchase the Company's common stock during the fiscal year ended December 31, 2000, and unexercised options held as of December 31, 2000, by the persons named in the Summary Compensation Table above.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Values

			Number of Securities Underlying Unexercised Options at 12/31/00(1)(5)		Value of Unexercised In-The-Money Options at 12/31/00(2)(5)
Name	Shares acquired on exercise	Value Realized(3)
			Vested	Unvested	Vested	Unvested
David B. Goldberg	—	—	58,511	96,656	$1,085	$—
Robert D. Roback	—	—	63,928	96,656	3,023	—
Jeffrey M. Mickeal	—	—	26,039	36,961	1,550	—
Spencer A. McClung, Jr.	—	—	60,696	194,015	2,829	—
Briggs R. Ferguson	—	—	—	100,000	—	—
Alex X. Maghen	—	—	—	75,000	—	—
James E. Hughes(4)	8,750	$57,969	—	75,000	—	—

(1)
All options were granted under the Company's 1994 and 1998 stock option plans. These options vest over four years and otherwise generally conform to the terms of the option plans.

(2)
Calculated on the basis of the fair market value of the underlying securities as of December 29, 2000 of $1.56 per share, as reported by the Nasdaq National Market, determined for financial accounting purposes, minus the exercise price.

(3)
Fair market price on date of exercise, less exercise price.

(4)
Mr. Hughes resigned effective April 28, 2000.

(5)
As of March 31, 2001, the Company's Board approved the accelerated vesting of options that were granted from March 12, 1998 through November 4, 1998. As of March 31, 2001, the number of options which became fully vested for David B. Goldberg, Robert D. Roback, Jeffrey M. Mickeal and Spencer A. McClung, Jr. were 11,014, 11,014, 4,104 and 10,740, respectively.

Certain Relationships and Related Transactions

    In 1999, the Company and Sony entered into a sponsorship and content license agreement and a music video license agreement upon the closing of the Company's initial public offering, which agreements are still in effect. Advertising revenues for 2000 include approximately $2,101,000 in revenues received from the sponsorship agreement. As of December 31, 2000, approximately $192,000 of this amount was included in accounts receivable. In addition, deferred revenue related to this sponsorship agreement as of December 31, 2000 was $28,000.

    Between May 14, 1999 and March 31, 2001, the Company loaned the approximate amount of $425,000, which accrues interest at 8% per annum, to Spencer A. McClung, Jr. Pursuant to the employment agreement between Mr. McClung and the Company dated June 21, 2001, if Mr. McClung remains an employee of the Company in good standing, the Company shall forgive all such indebtedness on January 1, 2002. Upon a "change in control", the Company will (i) forgive all outstanding indebtedness owed by Mr. McClung to the Company, (ii) pay a cash bonus of $200,000, (iii) pay the applicable withholding tax on the forgiveness of the outstanding indebtedness, together with an additional gross up payment to cover any additional tax liability arising from the forgiveness of

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debt and $36,000 to pay certain specified tax amounts, and (iv) if Mr. McClung has not accepted ongoing employment upon the closing of the change in control, pay a termination payment equal to four months current base salary ($66,667). In the event Mr. McClung's employment is terminated other than for cause, and if Mr. McClung releases the Company of all claims, the Company will forgive all outstanding indebtedness and will make the tax payment as described above. In the event of a voluntary termination by Mr. McClung, or a termination for cause, the Company will forgive all outstanding indebtedness on the termination date, however, Mr. McClung will not be entitled to any tax payments by the Company as described above.

    Each of Messrs. Goldberg, Roback, Mickeal and McClung issued a promissory note dated March 31, 2001, to the Company in the amount of $266,793, $261,218, $164,625 and $119,205, respectively. (The loan to Mr. McClung of $119,205 is included in the total outstanding loan amount of approximately $425,000 described in the preceding paragraph.) These notes bear interest at the minimum federal rate and become due and payable on the earlier of March 31, 2002; the date that the note holder's employment is terminated for cause; or five business days after the note holder voluntarily terminates his employment with the Company. Notwithstanding the foregoing, if Messrs. Goldberg, Roback, Mickeal or McClung are employed by the Company as of December 31, 2001, the Company will forgive their outstanding loans, including all principal and interest, on December 31, 2001 or January 1, 2002.

    James M. Koshland is a partner at Gray Cary Ware & Freidenrich LLP, a law firm which has acted as general outside counsel to the Company and which has represented the Company in the negotiations with Yahoo! regarding the secured loan obtained from Yahoo! and the Merger Agreement.

    In the first half of 2001, the Company entered into negotiations with Goran Enterprises Limited ("Goran"), an affiliate of Thomas C. Hoegh, a director of the Company. The description of the negotiations with Goran set forth in Item 4—"The Solicitation or Recommendation; Background of the Recommendation; Results of Operations" of the foregoing Schedule 14d-9 is incorporated herein by this reference. Due to the ultimate failure of these negotiations, Mr. Hoegh requested, and the Board approved, reimbursement by the Company of a reasonable amount for the legal fees incurred by Goran to be mutually agreed upon by Goran and the Company.

    The Company believes that all transactions with the affiliates described above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company's policy is to require that a majority of the independent and disinterested outside directors on our Board of Directors approve all future transactions between the Company and its officers, directors, principal stockholders and their affiliates. Such transactions will continue to be on terms no less favorable to the Company than it could obtain from unaffiliated third parties.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

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REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

    The Compensation Committee is comprised of James M. Koshland and Warren Littlefield, each an outside director of the Board, and is responsible for setting and monitoring policies governing compensation of executive officers. During fiscal 1999 and part of fiscal 2000, Sergio S. Zyman served as a member of the Committee until his term expired in June 2000 and was replaced on the Committee by Mr. Koshland. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees. The objectives of the committee are to correlate executive compensation with the Company's business objectives and performance, and to enable the Company to attract, retain and reward executive officers who contribute to its long-term success.

    Salary.  The Chief Executive Officer, David B. Goldberg and the President, Robert D. Roback annually assess the performance of all other executive officers and recommend salary increases which are reviewed and approved by the Compensation Committee. In determining executive officer salaries, the Compensation Committee reviews recommendations from Messrs. Goldberg and Roback which include information from salary surveys, performance evaluations and the financial condition of the Company. The Compensation Committee also establishes both financial and operational based objectives and goals in determining executive officer salaries. These goals and objectives include sales and spending forecasts for the upcoming year and published executive compensation literature for comparable sized companies.

    Bonuses.  The Compensation Committee administered a bonus plan for executives in 2000 which provided additional incentives to executives who meet established performance goals. Awards under this bonus plan were contingent upon the Company's attainment of revenue and operating profit targets, set by the Compensation Committee in consultation with the Chief Executive Officer and President. Additionally, awards were weighted so that executives would receive proportionately higher awards when the Company's performance reaches maximum targets, proportionately smaller awards when the Company's performance reaches minimum targets, and no awards when the Company does not meet minimum performance targets.

    Stock Options.  The Compensation Committee believes that employee equity ownership provides significant motivation to executive officers to maximize value for stockholders and, therefore, periodically grants stock options under the stock option plans. Stock options are granted at the current market price and will only have value if the stock price increases over the exercise price. The Compensation Committee determines the size and frequency of option grants for executive officers after consideration of recommendations from the Chief Executive Officer and President. Recommendations for options are based upon the relative position and responsibilities of each executive officer, previous and expected contributions of each officer to the Company and previous option grants to such executive officers. Generally, option grants vest 25% twelve months after commencement of employment or after the date of grant and continue to vest thereafter in equal monthly installments over three years, conditioned upon continued employment.

    Compensation of President and Chief Executive Officer.  Mr. Goldberg and Mr. Roback have served as the Company's Chief Executive Officer and President, respectively, since February 1994. The Compensation Committee annually assesses the performance and sets the salary of Messrs. Goldberg and Roback. Messrs. Goldberg's and Roback's compensation is based on compensation levels of officers of comparable size companies. In addition, the Compensation Committee considers certain incentive objectives based on the Company's performance as it relates to revenue levels and earnings per share levels. The Compensation Committee set Messrs. Goldberg's and Roback's fiscal 2000 compensation, including base salaries of $200,000. Messrs. Goldberg's and Roback's bonus compensation for 2000 was $105,000 each. In addition, during fiscal 2000 the Board granted Mr. Goldberg and Mr. Roback options

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to purchase 80,000 shares of our common stock at an exercise price of $16.00, which was the fair value on the date of grant.

    Deductibility of executive compensation.  The Company has considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations which restrict deductibility of executive compensation paid to the chief executive officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. Income from options granted under the 1994 and 1998 Option Plans would generally qualify for an exemption from these restrictions so long as the options are granted by a committee whose members are non-employee directors. The Company expects that the Compensation Committee will generally be comprised of non-employee directors, and that to the extent such Committee is not so constituted for any period of time, the options granted during such period will not be likely to result in compensation exceeding $1,000,000 in any year. The Compensation Committee does not believe that in general other components of the Company's compensation will be likely to exceed $1,000,000 for any executive officer in the foreseeable future and therefore concluded that no further action with respect to qualifying such compensation for deductibility was necessary at this time. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility of such compensation. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws as practicable.

                      COMPENSATION COMMITTEE
                      James M. Koshland and Warren Littlefield

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STOCK PERFORMANCE GRAPH

    Set forth below is a line graph comparing the annual percentage change in the cumulative total return on our common stock with the CRSP Total Return Index for the Nasdaq Stock Market (U.S. Companies), Peer Industry Index (includes MP3.com, Inc., Emusic.com, Inc., Liquid Audio, Inc., Net Radio Corp. and ARTISTDirect, Inc. and begins January 1, 2000), and S&P Index for the period commencing April 23, 1999, the date of our initial public offering, and ending December 31, 2000.

Comparison of Cumulative Total Return from April 23, 1999, through December 31, 2000(1)

	April 23, 1999	December 31, 1999	December 31, 2000
Launch Media, Inc.	$100	$86	$7
Nasdaq Composite Index	$100	$157	$95
Peer Index	N/A	$86	$6
S&P 500	$100	$108	$97

(1)
The Stock Performance Graph assumes $100 was invested on April 23, 1999 at the closing sales price of the Shares and each index. No cash dividends have been declared on the Shares. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information, as of June 30, 2001, with respect to the beneficial ownership of the Company common stock by:

  •
  each person known by the Company to be the beneficial owner of more than 5% of our common stock,

  •
  each director and director nominee of the Company,

  •
  the executive officers named in the Summary Compensation Table above, and

  •
  all executive officers and directors of the Company as a group.

    Except as otherwise indicated, the address of each beneficial owner is c/o Launch Media, Inc., 2700 Pennsylvania Avenue, Santa Monica, California 90404.

    Except as indicated in the footnotes to the table, the Company believes that the persons named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Percentages are based on 13,531,058 shares of common stock outstanding on June 30, 2001.

Name and Address of Beneficial Owners(1)	Number of Shares(2)	Percentage Owned(3)
The Phoenix Partners Limited Partnership(4) 1000 Second Avenue, Suite 3600 Seattle, WA 98104	1,341,343	9.9%
Sony Music Entertainment, Inc. 550 Madison Avenue New York, NY 10022	681,818	5.0%
NBC, Inc.(5) 30 Rockefeller Plaza Suite 1076E New York, NY 10112	679,313	5.0%
General Electric Capital Corporation(6) 120 Long Ridge Road Stamford, CT 06297	679,313	5.0%
David B. Goldberg(7)	92,832	*
Robert D. Roback(8)	321,737	2.4%
Jeffrey M. Mickeal(9)	97,081	*
Spencer A. McClung, Jr.(10)	141,791	1.0
Alex X. Maghen(11)	25,416	*
R. Briggs Ferguson(12)	47,776	*
Thomas C. Hoegh(13)	1,049,808	7.8%
Richard D. Snyder(14)	661,092	4.9%
Warren Littlefield(15)	47,916	*
James M. Koshland	1,000	*
All directors and executive officers as a group (10 persons)(16)	2,486,449	17.8%

*
Less than 1%

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(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options.

(2)
Percentage of beneficial ownership excludes shares issuable upon the exercise of outstanding stock options except for Shares issuable upon the exercise of options and warrants exercisable within the next 60 days.

(3)
Calculated on the basis of 13,531,058 shares of common stock outstanding as of June 30, 2001, provided that any additional shares of common stock that a stockholder has a right to acquire within 60 days after June 30, 2001 are deemed to be outstanding for the purposes of calculating that stockholder's percentage beneficial ownership.

(4)
Includes 502,367 shares held by The Phoenix Partners IIIB Limited Partnership ("PPIIIB"), 627,957 shares held by The Phoenix Partners III Liquidating Trust ("PPIII"), and 211,019 shares held by The Phoenix Partners IV Limited Partnership ("PPIV"). Stuart C. Johnston is the Trustee of PPIII, and is the Managing General Partner of Phoenix Management Partners III, which is the General Partner of PPIIIB, and the Managing Member of Phoenix Management IV, LLC, which is the General Partner of PPIV. As such, Mr. Johnston has voting and investment power with respect to the shares held by PPIII, PPIIIB, and PPIV and may be deemed to be the beneficial owner of such shares. Mr. Johnston disclaims beneficial ownership of shares held by PPIII, PPIIIB and PPIV, except to the extent of his proportionate interest therein.

(5)
Includes 287,157 shares held by General Electric Capital Corporation. General Electric Capital Corporation and NBC, Inc. are under common control of entities affiliated with the General Electric Company.

(6)
Includes 392,156 shares held by NBC, Inc. General Electric Capital Corporation and NBC, Inc. are under common control of entities affiliated with the General Electric Company.

(7)
Includes 91,832 shares subject to options exercisable within 60 days of June 30, 2001.

(8)
Includes 97,249 shares subject to options exercisable within 60 days of June 30, 2001.

(9)
Includes 38,311 shares subject to options exercisable within 60 days of June 30, 2001.

(10)
Includes 109,502 shares subject to options exercisable within 60 days of June 30, 2001.

(11)
Includes 25,416 shares subject to options exercisable within 60 days of June 30, 2001.

(12)
Includes 47,776 shares subject to options exercisable within 60 days of June 30, 2001.

(13)
Includes 12,916 shares subject to options exercisable within 60 days of June 30, 2001. Includes 623,561 shares held by Goran Enterprises Limited and 410,586 shares held by Digital Ventures Holdings Limited. Mr. Hoegh is managing director of Arts Alliance, a division of Hoegh Capital Management, which acts as investment advisor to Goran Enterprises Limited and Digital Ventures Holdings Limited.

(14)
Includes 12,916 shares subject to options exercisable within 60 days of June 30, 2001. Includes 645,436 shares held by Avalon Technology, LLC. Avalon Investments, of which Mr. Snyder is President, is the management company of Avalon Technology, LLC.

(15)
Includes 27,916 shares subject to options exercisable within 60 days of June 30, 2001.

(16)
Includes 463,834 shares subject to options exercisable within 60 days of June 30, 2001.

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Merger Agreement

    On June 27, 2001, the Company entered into the Merger Agreement, pursuant to which: (i) Purchaser is making the Offer; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Yahoo!.

Stockholders Agreements with Certain Officers, Directors and other Stockholders

    The discussion set forth in Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

Allocation of Consideration among Executive Officers and Directors

    The discussion set forth in Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

    The discussion set forth in Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

Stock Option Plans

    The discussion set forth in Item 3—"Past Contacts, Transactions, Negotiations and Agreements" of the foregoing Schedule 14D-9 is incorporated herein by this reference.

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APPENDIX I

LAUNCH MEDIA, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE

BOARD OF DIRECTORS

Statement of Policy

    The Audit Committee of the Board of Directors shall assist the directors in fulfilling their oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal controls, the audit process and the Company's process for monitoring compliance with laws and regulations. In performing its duties, the Audit Committee will maintain free and open communication between the directors, the independent auditors and the financial management of the Company.

Organization

    The Audit Committee shall be comprised of at least three directors who are independent of the management and the Company. Members of the Audit Committee shall be considered independent if they have no relationship to the Company that, in the opinion of the Board, may interfere with the exercise of their independence from management and the Company. All Audit Committee members will have the ability to read and understand financial statements and at least one member will have or have had prior experience in accounting or related financial management. The Audit Committee will meet a minimum of twice a year.

Responsibilities

    In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible in order to be able to best react to changing conditions, and to ensure that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

    In carrying out these responsibilities, the Audit Committee will:

    Obtain the approval of the full Board of Directors of the Charter, and review and reassess this Charter at least annually or as conditions dictate.

    Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its subsidiaries.

    Have a clear understanding with the independent auditors that they are ultimately accountable to the Board of Directors and the Audit Committee, as the shareholders' representatives, who have the ultimate authority in deciding to engage, evaluate and, if appropriate, terminate their services.

    Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit, including the timing of the audit, the procedures to be utilized and the adequacy of the independent auditors' compensation, the conclusion of the audit process, review with the independent auditors their findings.

    Review with the independent auditors the performance of the Company's financial and accounting personnel, as well as the adequacy and effectiveness of the accounting and financial controls of the Company. Elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable.

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    Review communications received by the Company from regulators and other legal and regulatory matters that may have a material effect on the financial statements or on the Company's compliance polices.

    Inquire of management and the independent auditors about significant areas of risk or exposure and assess the steps management has taken to minimize such risks.

    Review the financial statements contained in the annual report to shareholders and other SEC filings with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Review with financial management and the independent auditors the results of their analysis of significant financial reporting issues and practices, including changes in or adoptions of accounting principles and disclosure practices, review significant period-end adjustments and discuss any other matters required to be communicated to the Committee by the auditors. Also review with financial management and the independent auditors their judgment about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used and particularly, the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates and other significant decisions made in preparing the financial statements.

    Management and the independent auditors will review with the Committee Chairman the interim financial reports before they are filed with the Securities and Exchange Commission or other regulators.

    Provide opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meeting are the independent auditors' evaluation of the Company's financial, accounting and auditing personnel and the cooperation that the independent auditors received during the course of the audit.

    Review accounting and financial human resources and succession planning within the Company.

    Report the results of the annual audit to the Board of Directors and, if requested by the Board, invite the independent auditors to attend the full Board of Directors' meeting to assist in reporting the results of the annual audit or to answer the directors' questions.

    On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services, as required by Independence Standards Board Standard No. 1, Independence Discussion with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend that the Board of Directors take, appropriate action to ensure the continuing independence of the auditors.

    Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors.

    Investigate any matter brought to its attention within the scope of its duties with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

    Confirm in writing to the NASD annually or with respect to any changes on the Audit Committee regarding independence, financial capabilities and the annual review and reassessment of the Audit Committee Charter.

    Disclose on the Company's Proxy Statement the Audit Committee Charter and affirmation as the Committee satisfying their responsibilities during the year in compliance with the Charter. The Charter will be included in the Proxy Statement every three years or when significant amendments are made to it.

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SCHEDULE I

    As of the date of this Information Statement, Yahoo! has not determined who will be Yahoo!'s designees. However, Yahoo!'s designees will be selected from the following list of directors and officers of Yahoo! or its affiliates. The information contained herein concerning Yahoo! and its directors and executive officers and those of its affiliates has been furnished by Yahoo! and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

    The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Yahoo! (which is to the best of Yahoo!'s knowledge), beneficially owns any securities (or any to acquire securities) of the Company. The Company has been advised by Yahoo! that, to the best knowledge of Yahoo!, none of the Yahoo!'s designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

YAHOO!'S DESIGNEES

    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of Yahoo!'s designees. Unless otherwise indicated, the current business address of each person is 701 First Avenue, Sunnyvale, California 94089. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Yahoo!.

    Designees include:

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Terry Semel, 58	Mr. Semel has been a director and Chief Executive Officer of Jewel Acquisition Corporation since May 1, 2001. Mr. Semel has served as Chairman, Chief Executive Officer and Director of Yahoo! since May 1, 2001. Mr. Semel has been Chairman and Chief Executive Officer of Windsor Media, Inc., a diversified media company, since October 1999. He was Chairman of the Board and Co-Chief Executive Officer of the Warner Bros. Division of Time Warner Entertainment LP, from March 1994 until October 1999 and of Warner Music Group from November 1995 until October 1999. For more than 10 years prior to that he was President of Warner Brothers or its predecessor, Warner Bros. Inc. Mr. Semel holds a B.S. degree in accounting/finance from Long Island University.

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Jerry Yang, 32
Mr. Yang, a founder of Yahoo!, has served as a member of the board of directors and an officer of Yahoo! since March 1995. Mr. Yang co-developed Yahoo! in 1994 while he was working towards his Ph.D. in electrical engineering at Stanford University. Mr. Yang also serves as a director of Yahoo! Japan Corporation and Cisco Systems, Inc. Mr. Yang holds B.S. and M.S. degrees in electrical engineering from Stanford University.
Jeffrey Mallett, 36
Mr. Mallett has been a director of Jewel Acquisition Corporation since March 24, 2000 and President of Jewel Acquisition Corporation since June 29, 2000. Mr. Mallett has served as a member of the board of directors and as President of Yahoo! since January 1999. Mr. Mallett has served as Chief Operating Officer since January 1998. Prior to that, he served as Yahoo!'s Senior Vice President, Business Operations from October 1995 to January 1998. Prior to joining Yahoo!, Mr. Mallett was Vice President and General Manager of the WordPerfect consumer division of Novell, Inc., a network operating system software company, from 1993 to 1995, and a member of Novell's Corporate Executive Marketing Group. Prior to that, Mr. Mallett was a member of the founding team of Reference Software International where he held various positions from 1988 to 1992, including Vice President, Sales and Marketing. Mr. Mallett holds a degree in Business Administration from Santa Rosa College.
Susan Decker, 38
Ms. Decker has been Chief Financial Officer of Jewel Acquisition Corporation since July 10, 2000. Ms. Decker has served as Yahoo!'s Chief Financial Officer and Senior Vice President, Finance and Administration since June 2000. From August 1986 to May 2000, Ms. Decker held several positions for Donaldson, Lufkin & Jenrette, including Director of Global Research from 1998 to 2000. Prior to 1998, she was a Publishing & Advertising Equity Securities Analyst for 12 years. In January 2000, Ms. Decker was appointed to the Financial Accounting Standards Advisory Council (FASAC) by the Trustees of the Financial Accounting Federation (FAF). Ms. Decker holds a B.S. degree, with a double major in computer science and economics, from Tufts University and an M.B.A. from the Harvard Business School.

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Edward Kozel, 46
Mr. Kozel has served as a member of Yahoo!'s board of directors since October 2000. He has been the managing member of Open Range Ventures, a venture capital firm, since January 2000. From 1989 to the present, Mr. Kozel has served at Cisco Systems, Inc. in a variety of roles that included Senior Vice President of Business Development and Chief Technology Officer. Mr. Kozel also serves as a director of Cisco, Reuters Group PLC and Tibco Software Inc. Mr. Kozel holds a B.S. degree in electrical engineering from the University of California, Davis.
Arthur Kern, 54
Mr. Kern has served as a member of Yahoo!'s board of directors since January 1996. Mr. Kern is an investor in several media and marketing companies. Prior to that, Mr. Kern was co-founder and Chief Executive Officer of American Media, a group owner of commercial radio stations sold to AMFM (Chancellor Broadcasting) in 1994. From 1969 to 1986, Mr. Kern served in a variety of television management positions with Group W/Westinghouse Broadcasting Company. Mr. Kern also serves as a director of Digitas, Inc. Mr. Kern is a graduate of Yale University.

A–20

ANNEX B

Board of Directors
Launch Media, Inc.
2700 Pennsylvania Avenue
Santa Monica, CA 90404

June 27, 2001

Members of the Board:

    You have asked us to advise you with respect to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the holders of common stock, par value $0.001 per share ("Company Common Stock") of Launch Media, Inc. (the "Company"), other than Yahoo! Inc. ("Parent") and its affiliates pursuant to the terms of the Agreement and Plan of Merger, dated as of June 27, 2001 (the "Merger Agreement"), among the Company, Parent and Jewel Acquisition Corp., a wholly-owned subsidiary of the Parent ("Sub"). Pursuant to the Merger Agreement, (i) Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Company Common Stock at a purchase price of $0.92 per share in cash (the "Consideration"), and (ii) following consummation of the Offer, the Company will merge (the "Merger") with Sub pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock not owned directly or indirectly by Parent will be converted into the right to receive the Consideration. The Offer and the Merger are collectively referred to as the "Transaction."

    In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated June 27, 2001 and certain related agreements, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to us by the Company and have discussed with the Company's management the business and prospects of the Company. We have also considered certain financial and stock market data of the Company and we have compared that data with similar data for other publicly held companies in businesses similar to the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts of the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof, and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof. We have been advised that if the Transaction, another similar transaction or a

B–1

significant financing transaction is not consummated, the Company will pursue a liquidation. Our opinion does not address the Company's underlying business decision to engage in the Transaction.

    We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion.

    In the past, we have provided financial and investment banking services to Parent for which we have received compensation.

    In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Parent for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders, other than Parent and its affiliates.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION
By:	/s/ ETHAN M. TOPPER
	Name:	Ethan M. Topper
	Title:	Managing Director

B–2

Index to Exhibits

Exhibit No.	Description
(a)(1)	Offer to Purchase dated July 12, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with respect to the Company on July 12, 2001 ("Schedule TO")
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO)
(a)(3)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)
(a)(4)	Opinion of Credit Suisse First Boston dated June 27, 2001 (incorporated by reference and attached hereto as Annex B)
(a)(5)
Press Release, dated June 28, 2001, regarding the proposed transaction between Yahoo! Inc. and Launch Media, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 2, 2001)
(a)(6)	Letter to Stockholders of Launch Media, Inc. dated July 12, 2001*
(e)(1)
Agreement and Plan of Merger among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media, Inc. dated as of June 27, 2001 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 2, 2001)
(e)(2)
Form of Stockholders' Agreement, dated as of June 27, 2001, by and among Yahoo! Inc. and certain directors and officers of Launch Media, Inc. and other stockholders of Launch Media, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company on July 12, 2001)
(e)(3)
Form of Stockholders' Agreement, dated as of June 27, 2001, by and among Yahoo! Inc. and certain stockholders of Launch Media, Inc. and their respective affiliates (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K/A filed by the Company on July 12, 2001)
(e)(4)	Employment Agreement dated June 27, 2001 between Yahoo! Inc. and David B. Goldberg
(e)(5)	Employment Agreement dated June 27, 2001 between Yahoo! Inc. and Robert D. Roback
(e)(6)
Employment Agreement dated April 10, 1995 between Launch Media, Inc. and Jeffrey M. Mickeal (incorporated by reference to Exhibit 10.21 to Amendment 1 to the Registration Statement on Form SB-2 filed by the Company on March 31, 1999)
(e)(7)	Agreement dated June 21, 2001 between Launch Media, Inc. and Spencer A. McClung, Jr.
(e)(8)	Offer Letter dated July 14, 2000 between Launch Media, Inc. and Alex Maghen
(e)(9)	Noncompetition Agreement dated June 27, 2001 between Yahoo! Inc. and David B. Goldberg
(e)(10)	Noncompetition Agreement dated June 27, 2001 between Yahoo! Inc. and Robert D. Roback
(e)(11)	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! Inc. and the Company
(e)(12)	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company

(e)(13)	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company
(e)(14)	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo! Inc.
(e)(15)	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo! Inc.
(e)(16)	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo! Inc.
(e)(17)	Confidentiality Agreement dated April 27, 2000 between Yahoo! Inc. and the Company
(e)(18)	Side Letter dated July 2, 2001 to Confidentiality Agreement between the Company and Yahoo!

*
Included with the Schedule mailed to stockholders.

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SCHEDULE I
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